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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
under Section 14(d)(4)
of the Securities Exchange Act of 1934

SCIELE PHARMA, INC.
(Name of Subject Company)

SCIELE PHARMA, INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title or Class of Securities)

808627103
(CUSIP Number of Class of Securities)

Patrick P. Fourteau
Chief Executive Officer
Sciele Pharma, Inc.
5 Concourse Parkway, Suite 1800
Atlanta, Georgia 30328
(770) 442-9707
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

W. Tinley Anderson, III, Esq.
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree St., N. E., Suite 2400
Atlanta, GA 30308
(404) 815-2400

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company is Sciele Pharma, Inc. ("Sciele" or the "Company"). The address of the principal executive offices of Sciele is 5 Concourse Parkway, Suite 1800, Atlanta, Georgia 30328. The telephone number of Sciele at its principal executive offices is (770) 442-9707. Sciele's website address is www.sciele.com.

Securities

        The title of the class of equity securities to which this Schedule 14D—9 relates is the common stock, par value $0.001 per share, of Sciele (the "Shares"). As of September 4, 2008, there were 32,356,389 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address

        The filing person is the subject company. Sciele's name, business address and business telephone number set forth in Item 1, under the heading "Name and Address," are incorporated herein by reference.

Tender Offer

        This Schedule relates to the tender offer by Tall Bridge, Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Shionogi & Co., Ltd., a company organized under the laws of Japan ("Parent"), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the "Schedule TO"), filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on September 8, 2008, pursuant to which Purchaser is offering to purchase all of the issued and outstanding shares of Sciele common stock at a price per Share of $31.00, net to the holder thereof in cash, without interest thereon (the "Offer Price"), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2008 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference. Unless the context indicates otherwise, in this Schedule, the term "Shionogi" refers to Purchaser and Parent, collectively.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 1, 2008 (as such agreement may be amended and in effect from time to time, the "Merger Agreement"), by and among Parent, Purchaser and Sciele. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will merge with and into Sciele (the "Merger") with Sciele being the surviving corporation in the Merger. As a result of the Merger, at the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Sciele common stock that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (other than shares of Sciele common stock that are held by Purchaser, Parent or any wholly-owned subsidiary of Sciele or by stockholders, if any, who properly exercise their appraisal rights under the DGCL). Following the Effective Time, Sciele will continue as an indirect wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        If 90% or more of the issued and outstanding Shares are accepted for payment in the Offer, Purchaser may effect the Merger pursuant to Delaware's "short-form" merger statute without approval of Sciele's remaining stockholders. If a majority but fewer than 90% of the issued and outstanding Shares are accepted for payment in the Offer, Purchaser can then choose to undertake a subsequent offering period of between three and 20 business days in the aggregate in order to acquire additional Shares. If, following consummation of the Offer, Purchaser owns more than 80% but less than 90% of the Shares, Sciele can require that Purchaser provide for a subsequent offering period of at least 10 business days. Following the completion of the Offer, if a majority but fewer than 90% of the issued and outstanding Shares are accepted for payment in the Offer, Purchaser has an option to purchase from Sciele a number of Shares which, when added to the Shares that Purchaser and its affiliates own after the Offer is completed, constitutes the least amount required for Purchaser and its affiliates to own more than 90% of the outstanding Shares (such option, the "Top-Up Option"). The Top-Up Option can only be exercised when (i) the Shares issued pursuant to the Top-Up Option will enable Purchaser to obtain more than 90% of the issued and outstanding Shares, (ii) the number of Shares issued pursuant to the Top-Up Option would not exceed the total number of authorized but unissued Shares, (iii) the exercise of the Top-Up Option would not require approval of the holders of Sciele's Shares pursuant to the rules of The NASDAQ Stock Market LLC ("The NASDAQ") (provided that a waiver of or exemption from such rules is not obtained; Sciele is obligated to exert commercially reasonable efforts to obtain such waiver or exemption), and (iv) such issuance is lawful. If, following the closing of the Offer and the exercise of the Top-Up Option, if applicable, Purchaser acquires 90% or more of the issued and outstanding Shares and certain other conditions are satisfied, Purchaser is required to effect the Merger.

        Additionally, if the Purchaser accepts shares of Sciele common stock for payment pursuant to the Offer, under the Merger Agreement, Shionogi will become entitled to designate at least a majority of the members of Sciele's board of directors. In such case, Sciele has agreed to use its commercially reasonable efforts to cause Shionogi's designees to be elected or appointed to its board of directors in such number as is proportionate to Shionogi's share ownership. Therefore, if the Purchaser accepts shares of Sciele common stock pursuant to the Offer, Shionogi will obtain control of the management of Sciele shortly thereafter. However, prior to the effective time of the merger, the Sciele Board will include certain directors who are not officers of Sciele among Sciele's current directors on the Sciele Board in such number as are required to be "independent directors" by the Marketplace Rules of The NASDAQ or U.S. federal securities laws, and the approval of a majority of such directors will be required for Sciele to authorize, amend or terminate the merger agreement or effect certain other actions related to or in connection with the merger.

        Purchaser has no obligation to provide for a subsequent offering period except as noted above, or to exercise the Top-Up Option. As a result, Purchaser may not be required to effect the Merger described above without approval of Sciele's remaining stockholders. In that event, Sciele would be required to convene a meeting of stockholders to approve the Merger and the Merger would not occur until the period of time after the expiration of the Offer. No interest will be paid for Shares acquired in the Merger. Accordingly, in order to receive the Offer Price promptly, the stockholders who wish to receive the Offer Price should tender their Shares in the Offer.

        As set forth in the Schedule TO, the address of the principal executive offices of Parent is 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045 Japan, and the telephone number at such principal executive offices is +81 6 6202-2161, and the address of the principal executive offices of Purchaser is 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045 Japan, and the telephone number at such principal executive offices is +81 6 6202-2161.

        Information about the Offer, this Schedule, the Information Statement, the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on Sciele's website at www.sciele.com under the "Investor Relations" tab.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

        Except as set forth in this Item 3 or in the Information Statement of Sciele attached to this Schedule as Annex I and incorporated herein by reference (the "Information Statement"), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Sciele or its affiliates and (i) Sciele's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Sciele's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser's right to designate persons to the Board of Directors of Sciele (the "Sciele Board") other than at a meeting of the stockholders of Sciele.

        In the case of each plan or agreement discussed below to which the terms "change in control" or "change of control" apply, the consummation of the Offer would constitute a change in control or change of control, as applicable.

Arrangements with Current Executive Officers and Directors of Sciele

        Sciele's executive officers and the members of the Sciele Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of Sciele's stockholders generally. These interests may create potential conflicts of interest. The Sciele Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Cash Consideration Payable Pursuant to Offer

        If Sciele's executive officers and directors tender the shares of Sciele common stock that they own for purchase pursuant to the Offer, they will receive the same cash consideration per share of common stock on the same terms and conditions as the other stockholders of Sciele. As of September 4, 2008, Sciele's executive officers and directors beneficially owned in the aggregate 599,775 shares of Sciele common stock (excluding stock options and restricted share units with respect to Sciele common stock). If the executive officers and directors were to tender all 599,775 shares of Sciele common stock beneficially owned by them for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the executive officers and directors would receive an aggregate of approximately $18,593,025 in cash. Executive officers and directors of Sciele who own an aggregate of 599,775 shares of Sciele common stock have entered into Tender and Voting Agreements with Parent dated as of the date of the Merger Agreement pursuant to which such executive officers and directors have agreed to tender into the Offer all shares of Sciele common stock beneficially owned by them and not to withdraw any such shares previously tendered. The Tender and Voting Agreements are described in more detail in Item 4, under the heading "Intent to Tender."

Sciele Stock Options and Other Stock Awards

        The Merger Agreement provides that each option to purchase shares of Sciele common stock, whether vested or unvested, that is outstanding immediately prior to the Effective Time, including stock options held by Sciele's executive officers and directors, will be cancelled immediately following the Effective Time in exchange for a lump sum cash payment equal to $31.00 less the exercise price per Share for the option multiplied by the number of Shares issuable under the option. As of September 4, 2008, Sciele's executive officers and directors held vested options to purchase an aggregate of 379,999 shares of Sciele common stock, with exercise prices ranging from $2.515 to $24.060 per Share and a weighted average exercise price of $18.395 per Share, and unvested options to purchase an aggregate of 73,301 shares of Sciele common stock, with exercise prices ranging from $15.785 to

$22.195 per Share and a weighted average exercise price of $17.652 per share. None of Sciele's outstanding stock options have an exercise price per Share equal to or greater than $31.00.

        The Merger Agreement further provides that each share of restricted stock, each restricted share unit and each deferred stock unit with respect to Sciele common stock that is outstanding immediately prior to the Effective Time, including shares of restricted stock, restricted share units and deferred stock units held by Sciele's executive officers and directors, will be converted immediately prior to the Effective Time into the right to a cash payment of $31.00. As of September 4, 2008, Sciele's executive officers and directors held an aggregate of 447,559 shares of unvested restricted stock (which shares of unvested restricted stock are included in the number of shares of common stock noted above) and unvested restricted share units with respect to 442,502 shares of Sciele common stock (inclusive of deferred stock units).

        The cancellation of Sciele stock options, the conversion and acceleration of vesting of restricted stock, deferred stock units, and restricted share units and the related cash payments to the holders of such options, restricted stock, restricted share units, and deferred stock units pursuant to the Merger Agreement are in addition to any benefits following a "change in control" or "change of control" under any of the agreements or arrangements described below.

Employment Agreements with Sciele

        The following descriptions of agreements with Sciele's executive officers do not give effect to additional retention arrangements implemented by Sciele at Parent's request in connection with entering into the Merger Agreement. These additional retention arrangements are described in more detail below under "Employment Arrangements with Sciele in Connection with the Transaction."

        Sciele and each of Patrick P. Fourteau, Edward J. Schutter, Darrell Borne, Larry M. Dillaha, M.D., and Leslie Zacks (collectively, the "NEOs"), are parties to amended and restated employment agreements dated December 26, 2007 and Joseph Ciaffoni is a party to an employment agreement dated July 7, 2008. With respect to each of the NEOs and Mr. Ciaffoni (each an "Executive" and collectively, the "Executives"), these agreements (the "Existing Employment Agreements") provide that in the event that, within one year of a change in control, the Executive's employment is terminated by Sciele or by the Executive because (i) a material breach by Sciele of the employment agreement occurs, (ii) the Executive is not continued as an executive officer of Sciele, (iii) Sciele requires the Executive to perform services primarily at a location outside of metropolitan Atlanta, Georgia, or (iv) the Executive's salary is materially reduced without the Executive's written consent, such Executive will receive a lump sum payment equal to (a) two years' worth of base salary at the rate in effect immediately prior to the termination plus (b) two hundred percent of the bonus paid to such Executive in the immediately preceding year. In addition, all of such Executive's unvested stock options and stock awards will become immediately vested and exercisable and the Company will continue to provide health and welfare benefits to the Executive and his immediate family for a period of 24 months after the termination date.

Employment Arrangements with Sciele in Connection with the Transaction

        On September 1, 2008, and as a condition to the Parent's willingness to enter into the Merger Agreement, Sciele entered into agreements (the "Restated Employment Agreements") with each of Patrick Fourteau (Chief Executive Officer), Edward Schutter (President and Chief Operating Officer), Darrell Borne (Executive Vice President and Chief Financial Officer), Leslie Zacks (Executive Vice President and Chief Legal and Compliance Officer), Larry Dillaha (Executive Vice President and Chief Medical Officer) and Joseph Ciaffoni (Executive Vice President and Chief Commercial Officer) which, among other things, amend and restate their Existing Employment Agreements with the Company. The Restated Employment Agreements will become effective only upon consummation of the Merger and, among other things, (i) include an initial term through December 31, 2012 (provided that in each case such term is automatically extended for subsequent one-year terms unless either the Executive or Sciele gives written notice to the other of a desire not to extend at least 90 days prior to the end of the then-applicable term), (ii) provide for each Executive to receive a salary which, for the remainder of 2008, shall remain at its current level; for 2009 and 2010 shall be as provided in each Restated Employment Agreement and as set forth in the table below; and thereafter shall be reviewed annually, provided that it shall increase at least four percent per year during the Initial Term (as defined in each Restated Employment Agreement), (iii) provide for each Executive to receive an annual bonus which, for 2008, shall equal the target bonus amount previously established by the Sciele Board's compensation committee; for 2009 shall be based on performance criteria to be mutually agreed upon by the Executive and the Company and shall have a target level as set forth in the table below; and thereafter shall be based on performance criteria fixed by the Sciele Board and shall have a target level not less than the 2009 target level set forth in the table below, (iv) provide for each Executive to participate in a long-term incentive compensation plan which, for 2009, shall have a target long-term incentive payment amount as provided in each Restated Employment Agreement and as set forth in the table below and thereafter shall have a target level determined by the Sciele Board and shall be paid on the basis of criteria based upon earnings before interest, taxes, depreciation and amortization, (v) provide for each Executive to receive a retention bonus payable over four years from the date of the Merger, (vi) provide for each Executive to receive severance benefits if he is terminated without Cause or resigns for Good Reason (as those terms are defined in the Restated Employment Agreements), and (vii) provide for each Executive to participate in those of the Company's programs applicable to the Company's senior executives generally. The table below sets forth certain amounts which are due or which may potentially be received by each Executive under the Restated Employment Agreements.

Executive's Name	2009 Salary	2010 Salary	2009 Bonus Target as a Percentage of Salary	2009 Long Term Incentive Target	Retention Bonus (1)
Patrick Fourteau (Chief Executive Officer)	$523,750	$650,000	150%	$1,890,625	$3,200,000
Edward Schutter (President and Chief Operating Officer)	$437,500	$550,000	105%	$1,603,125	$2,500,000
Darrell Borne (Executive Vice President and Chief Financial Officer)	$361,000	$425,000	90%	$914,100	$1,600,000
Leslie Zacks (Executive Vice President and Chief Legal and Compliance Officer)	$342,500	$425,000	50%	$886,250	$1,400,000
Larry Dillaha (Executive Vice President and Chief Medical Officer)	$342,500	$425,000	50%	$886,250	$1,400,000
Joseph Ciaffoni (Executive Vice President and Chief Commercial Officer)	$387,500	$475,000	60%	$1,080,000	$1,700,000

(1)
The Retention Bonus shall vest and be paid out in eight equal semi-annual installments commencing with the six month anniversary of the date the Merger becomes effective; provided that the Executive (x) is employed with the Company on the applicable vesting date and (y) has not given or received a notice of termination of employment without Good Reason or for Cause on or prior to such vesting date.

Indemnification of Officers and Directors

        As permitted by Section 102 of the DGCL, Sciele's Amended and Restated Certificate of Incorporation contains provisions eliminating a director's personal liability for monetary damages to Sciele and its stockholders arising from a breach of a director's fiduciary duty, except for liability under Section 174 of the DGCL for unlawful distributions or liability for any breach of the director's duty of loyalty to Sciele or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit. Article Seven of Sciele's Amended and Restated Certificate of Incorporation provides that Sciele shall indemnify any and all persons whom it shall have the power to indemnify under Section 145 of the DGCL (described below) from and against any and all of the expenses, liabilities or other matters referred to in or covered by such section.

        Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

        In addition to the indemnification provided for in Sciele's Amended and Restated Certificate of Incorporation, Sciele has entered into separate indemnification agreements with its directors and executive officers. The indemnification agreements provide, among other things, that Sciele will indemnify its directors and executive officers for specified expenses, including attorneys' fees, judgments, fines and settlement amounts, that the director or officer actually and reasonably incurs in any action or proceeding arising out of the person's services as Sciele's director or executive officer. In particular circumstances, expenses may be paid in advance to the officer or director. The agreements also do not provide for indemnification of the person to the extent the person's expenses are reimbursed from the proceeds of insurance, and if Sciele makes any indemnification payments to the person which are later reimbursed from the proceeds of insurance, the person must refund the amount of the reimbursed payments to Sciele.

        Sciele also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

        The Merger Agreement provides that all rights to advancement of expenses, indemnification and exculpation by Sciele now existing in favor of each current and former officer and director of Sciele or any of its subsidiaries (the "Indemnified Parties") as provided in Sciele's Amended and Restated Certificate of Incorporation and bylaws as in effect on the date of the Merger Agreement, or pursuant to any other agreements in effect on the date of the Merger Agreement, shall survive the Merger. In addition, Parent and Purchaser have agreed that from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the certificate of incorporation and by-laws of Sciele will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than are set forth in Sciele's Amended and Restated Certificate of Incorporation and by-laws as in effect on the date of the Merger Agreement.

        The Merger Agreement also provides that, for six years after the Effective Time, to the fullest extent permitted by applicable law, Parent will cause the surviving corporation in the Merger (the "Indemnifying Party") to indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, fees, expenses, judgments or fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in respect of the Merger Agreement and the transactions contemplated by the Merger Agreement, whether asserted or claimed prior to, at or after the Effective Time, and shall advance each Indemnified Party within 20 business days of receipt from the Indemnified Party of a request therefor any reasonable legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, fees, expenses, judgments or fines as such expenses are incurred. Advancement of expenses to an Indemnified Party is subject to receipt by the Indemnifying Parties of an unsecured undertaking, to the extent required by the DGCL, by or on behalf of the Indemnified Party to repay such expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification under the Merger Agreement, provided that the foregoing will not impair any rights to indemnification of any Indemnified Party referred to in the immediately preceding paragraph.

        The Indemnifying Party has agreed to cause Sciele's current and former officers and directors who are covered by the directors' and officers' liability insurance policy maintained by Sciele as of the date of the Merger Agreement to be covered under a prepaid directors' and officers' liability insurance policy on terms and conditions no less advantageous to such individuals than Sciele's existing policy for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions of such officers and directors at or prior to the Effective Time, including in respect of the Merger Agreement and the transactions contemplated by the Merger Agreement. However, in no event will the Indemnifying Parties be required to spend more than an amount per year equal to 200% of current annual premiums paid by Sciele for such insurance. This requirement will be satisfied if, prior to the Effective Time, Sciele purchases a six-year so-called "tail" policy on terms and conditions no less advantageous to Sciele's current and former officers and directors than the terms and conditions of Sciele's current directors' and officers' liability insurance policy.

Benefit Arrangements with Shionogi

        Pursuant to the Merger Agreement, Parent has agreed that, for a period of eighteen months following the Effective Time, it will provide, or cause to be provided, to each employee of Sciele and its subsidiaries an amount equal to or greater than the economic value of the base salary, annual bonus and commission opportunity and equity compensation provided to such employee immediately before the Effective Time and employee benefits, excluding equity and equity based compensation, that are at least as favorable, in the aggregate, to the benefits provided to such employee immediately before the Effective Time. Further, Parent has agreed to honor and cause Sciele as the surviving corporation of the Merger to honor all of the Sciele employee benefit plans, excluding equity-based plans terminated in connection with the Merger, and all employment, severance and termination plans and agreements in accordance with their terms as in effect immediately prior to the closing of the Offer.

        Parent has further agreed to give each employee of Sciele and its subsidiaries full credit for prior service with Sciele or its subsidiaries, as the case may be, before the Effective Time for all purposes under the employee benefit plans of Parent and its subsidiaries, subject to applicable law and tax qualification requirements, to the same extent as such employees were entitled before the Effective Time to credit for such service under any similar employee benefit plan of Sciele and its subsidiaries in which such employee participated or was eligible to participate immediately prior to the Effective Time.

Payments to Transaction Committee Members

        Pierre Lapalme, Jerry Griffin, and Jon Saxe serve on the Transaction Committee of the Sciele Board. These directors will receive a cash payment in the amount set forth below for their services on the Transaction Committee regardless of whether the Merger ultimately closes.

Pierre Lapalme (chair)	$30,000
Jerry Griffin	$25,000
Jon Saxe	$25,000

Material Proceedings

        None.

Arrangements with Shionogi

Merger Agreement

        The summary of the Merger Agreement contained in the sections of the Offer to Purchase titled "The Merger Agreement" and "Dividends and Distributions" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the Merger Agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Confidentiality Agreement

        On May 29, 2008, Sciele and Parent entered into a confidentiality and standstill agreement (the "Confidentiality Agreement") containing provisions, pursuant to which, among other matters, each party agreed to keep confidential all information furnished to it or its representatives by the other party, to use such material solely for purposes of evaluating and negotiating a possible transaction between the parties and not to disclose that discussions are taking place concerning a possible negotiated transaction between the parties or the status thereof. The confidentiality obligations apply for seven years in the case of information relating to products under development and three years in the case of other information. The parties agreed that, for a period of one year from the date of the Confidentiality Agreement, neither party would, directly or indirectly, solicit for hire or hire any employee or former employee of the other party within a one year period from the last date of the employee's employment with the other party, unless such employee approaches the hiring party as a result of general employment solicitation. The parties also agreed that for a one year period from the date of the Confidentiality Agreement they would not directly or indirectly solicit or divert away business of a customer of the other party with whom the party had contact during any aspect of the negotiation of a possible transaction.

        Under the Confidentiality Agreement, the parties agreed that, for a period of two years from the date of the Confidentiality Agreement, unless specifically invited in writing by the other party, neither it nor any of its affiliates would directly or indirectly,

  •
  effect or seek, offer, or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or of beneficial ownership thereof) or assets of the other party or any of its subsidiaries, (ii) any tender or exchange offer, merger, or other business combination involving the other party or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with respect to the other party or any of its subsidiaries, or (iv) any solicitation of proxies or consents to vote any voting securities of the other party;

  •
  form, join or in any way participate in a "group" (as defined under the Exchange Act) with respect to the beneficial ownership of any securities of the other party;

  •
  take any action which might force the other party to make a public announcement regarding any of the types of matters set forth above;

  •
  enter into any discussions or arrangements with any third party with respect to any of the foregoing; or

  •
  request or propose that the other party or any of the other party's representatives amend, waive or consider the amendment or waiver of any of these provisions.

These "standstill" obligations will terminate if a third party takes any of the actions referenced in the first three bullets above, and the party invoking this termination is not otherwise in breach of the Confidentiality Agreement.

        Under the terms of the Merger Agreement, until the Effective Time, the provisions of the Confidentiality Agreement will remain in full force and effect in accordance with its terms. The summary of the Confidentiality Agreement contained herein is qualified by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(17) and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Sciele Board

        The Sciele Board, at a meeting duly called and held on August 29, 2008, by unanimous vote of all directors present at the meeting:

  •
  declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Sciele and its stockholders;

  •
  approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

  •
  recommended that Sciele's stockholders accept the Offer, tender their shares of Sciele common stock pursuant to the Offer and adopt the Merger Agreement.

        A letter to stockholders communicating the Sciele Board's recommendation is filed herewith as Exhibit (a)(8) and is incorporated herein by reference.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

Intent to Tender

        Executive officers and directors of Sciele who beneficially own an aggregate of 599,775 shares of Sciele common stock have entered into Tender and Voting Agreements with Parent dated as of the date of the Merger Agreement pursuant to which such executive officers and directors have agreed to tender into the Offer all shares of Sciele common stock beneficially owned by them and not to withdraw any such shares previously tendered. These executive officers and directors also have agreed to vote, and have appointed Parent as their proxy to vote, all shares of Sciele common stock beneficially owned by them in favor of the adoption of the Merger Agreement and against any alternative takeover proposal. In addition, under the Tender and Voting Agreement, these executive officers and directors have agreed, subject to limited exceptions, not to assign or otherwise dispose of any such shares other than pursuant to the Offer. The Tender and Voting Agreements are summarized in the section of the Offer to Purchase titled "The Transaction Documents—The Tender and Voting Agreements," which summary is incorporated herein by reference. To the knowledge of Sciele after making reasonable inquiry, all of Sciele's executive officers and directors currently intend to tender all of the shares of Sciele common stock that they hold of record or beneficially own in the Offer in compliance, as applicable, with the Tender and Voting Agreements. Each of the following officers and directors of Sciele is a party to a Tender and Voting Agreement: Patrick Fourteau, Edward Schutter, Darrell Borne, Leslie Zacks, Larry Dillaha, Joseph Ciaffoni, Jerry Ellis, Jerry Griffin, Pierre Lapalme, William Robinson, Jon Saxe, and Patrick Zenner. A copy of the form of the Tender and Voting Agreements is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Background of Transaction

        From time to time, Sciele has historically reviewed its strategic positioning and evaluated various business strategies, including acquisitions and business combinations.

        On April 29, 2008, Jon Saxe, a member of the Sciele Board received a telephone call from a representative of Goldman Sachs, Shionogi's financial advisors, who expressed interest in discussing a possible business combination transaction between Sciele and Shionogi. On April 30, 2008, Mr. Saxe contacted Patrick Fourteau, Sciele's CEO and also a member of the Sciele Board, to arrange a follow-up conversation. On May 1, 2008, Mr. Fourteau spoke with Goldman Sachs & Co. ("Goldman Sachs"), Shionogi's financial advisor.

        On May 19, 2008, the Sciele Board held a special meeting via telephone conference during which, in addition to other business, Mr. Fourteau described Shionogi's preliminary interests in conducting discussions with Sciele regarding a potential transaction and the Sciele Board approved management continuing to have discussions with Shionogi. A representative of UBS Securities LLC ("UBS"), Sciele's financial advisor, was also present at this meeting.

        On May 29, 2008, Shionogi and Sciele, with the assistance of their respective legal counsel (for Sciele, Paul, Hastings, Janofsky & Walker LLP ("Paul Hastings"); and for Shionogi, Davis, Polk & Wardwell ("Davis Polk")) and financial advisors, negotiated and executed the Confidentiality Agreement, which protects as confidential all conversations between and information exchanged by the companies.

        On June 3, 2008, the Sciele Board held a special meeting via telephone conference during which Sciele's financial advisor updated the Sciele Board on discussions held, in accordance with Sciele's directives, with Company A, a private equity fund, regarding its interest in pursuing a potential acquisition transaction. Company A had expressed interest in a possible acquisition transaction with Sciele during the summer of 2007; however, after preliminary diligence abandoned discussions due to the downturn in credit markets in the United States (Company A and Sciele executed a non-disclosure agreement in connection with their discussions in 2007). The Sciele Board discussed potential process timelines and Company A's ability to obtain financing that would be needed for such a transaction.

        On June 4 and 5, 2008, Shionogi representatives, including Dr. Isao Teshirogi, Shionogi's President and Representative Director, and other Shionogi executives, met with Messrs. Fourteau, Darrell Borne (EVP and CFO), Ed Schutter (President and COO), Leslie Zacks (EVP and Chief Legal and Compliance Officer) and Larry Dillaha (EVP and Chief Medical Officer) in Atlanta at Paul Hastings' offices for preliminary discussions to learn more about Sciele's business model. Shionogi's financial advisor also attended these meetings.

        On June 10, 2008, the Sciele Board, together with Sciele's executive management team and legal and financial advisors, participated in a telephone conference in which management and Sciele's financial advisor updated the Sciele Board on discussions with Shionogi. The Sciele Board authorized management to continue exploring a potential transaction and to respond to Shionogi's due diligence requests. The Sciele Board also was updated on discussions held with Company A which expressed only qualified interest in a possible transaction. Mr. Fourteau also spoke with representatives of Company A who reiterated Company A's interest in pursuing a due diligence process with Sciele regarding a potential acquisition.

        Also on June 10, 2008, Mr. Schutter attended the Goldman Sachs healthcare conference in Laguna Niguel, California, where he informally met a representative of Goldman Sachs and discussed due diligence matters in a general manner.

        On June 11, 2008, Mr. Fourteau and Dr. Teshirogi discussed, via telephone, further diligence matters and a timeline for the diligence process. Shionogi, through Goldman Sachs, distributed an initial due diligence request letter to Sciele. The letter included an appendix with a series of questions addressing, among other things, management retention, five-year financial projections, the introduction of the new formulation of the drug, Sular, product returns, pipeline products, and outstanding shares.

        On June 17, 2008, Mr. Fourteau transmitted to Dr. Teshirogi an initial draft of Sciele's five-year business plan together with responses to a number of Shionogi's June 11, 2008 diligence requests. Sciele's financial advisor also received a telephone call from Company A, on June 17, 2008 regarding diligence matters. Further, Sciele received a diligence request from Company A.

        On June 18, 2008, Mr. Fourteau transmitted to Dr. Teshirogi Sciele's responses to the balance of Shionogi's June 11, 2008 diligence request. Also on June 18, 2008, Sciele provided Company A with an initial draft of Sciele's five-year business plan.

        On June 19, 2008, Mr. Fourteau and Dr. Teshirogi discussed further diligence. Dr. Teshirogi indicated that Shionogi would deliver a preliminary expression of interest by June 30, 2008.

        On June 23, 2008, Goldman Sachs transmitted to Sciele's financial advisor an additional diligence request on behalf of Shionogi. Further, Mr. Fourteau communicated with Dr. Teshirogi regarding the creation of Sciele's virtual data room, processes for moving forward with discussions and related matters. Also in this conversation, Dr. Teshirogi reiterated Shionogi's intent to deliver a preliminary expression of interest.

        On June 24, 2008, Sciele made its final five-year business plan available in its virtual data room.

        Between June 24 and 27, 2008, additional information about Sciele was transmitted to Shionogi in response to Shionogi's June 23, 2008 diligence request.

        On June 30, 2008, Shionogi transmitted a written expression of interest to Sciele proposing a potential $28.50 per Share acquisition price and requesting going-forward exclusive rights to discuss a potential business combination, all subject to satisfactory completion of due diligence.

        On July 1, 2008, Mr. Fourteau and Dr. Teshirogi discussed potential transaction values and exclusivity obligations. Mr. Fourteau communicated that the proposed transaction price contained in Shionogi's June 30, 2008 expression of interest did not adequately reflect Sciele's own views of its value and as a result refused to agree to an exclusive arrangement. In accordance with Sciele's directives, Sciele's financial advisor communicated the same message to Goldman Sachs and further notified Goldman Sachs that Sciele had been approached by another potential transaction party and would be giving that party a management presentation.

        On July 2, 2008, the Sciele Board held a meeting via telephone conference, also attended by Sciele's executive management team and legal and financial advisors, and was updated by Sciele's financial advisor regarding market conditions. Sciele's financial advisor also discussed certain financial aspects of Shionogi's offer with the Sciele Board. After a lengthy discussion, the Sciele Board instructed Mr. Fourteau to continue discussions with Shionogi.

        On July 3, 2008, the independent members of the Sciele Board held a meeting via telephone conference to consider the current status of the discussions with Shionogi and other potential bidders as well as to consider the processes in place for considering potential offers.

        On July 7, 2008, Sciele was contacted by Company B, a private equity fund, regarding its interest in discussing strategic alternatives with Sciele.

        On July 8, 2008, Sciele responded to Company A's June 17, 2008 diligence request letter and also provided Company A with Sciele's five-year business plan.

        On July 9, 2008, Sciele negotiated and executed a nondisclosure agreement with Company B. The Sciele Board also met via telephone conference with Sciele's executive management team and Sciele's legal and financial advisors. The Sciele Board was updated on recent discussions with Shionogi and potential interest by private equity funds, Companies A and B and also a new party, Company C, also a private equity fund. Management and the Sciele Board also reviewed Sciele's short- and long-term outlooks and plans.

        On July 11, 2008, Mr. Fourteau and other members of Sciele's executive management team met with Company A in New York. During the meeting, Sciele's representatives discussed Sciele's business plans and responded to numerous questions.

        On July 14, 2008, Sciele transmitted to Company B copies of analyst reports concerning Sciele as well as Sciele's 2007 SEC filings.

        On July 15, 2008, Sciele transmitted its five-year business plan to Company B.

        On July 16, 2008, Sciele's executive management team met with Company B in New York, where Sciele responded to numerous diligence questions and discussed its business plans. Also on July 16, 2008, Company C and Sciele negotiated and executed a non-disclosure agreement and delivered a copy of its five-year business to Company C. Sciele then met with Company C in New York, where Sciele responded to numerous diligence questions and discussed its business plans. Sciele's financial advisor also attended these meetings.

        On July 18, 2008, the Sciele Board met via telephone conference to further review Shionogi's June 30, 2008 expression of interest and was again updated by Sciele's financial advisor regarding market conditions and financial aspects of Shionogi's offer. The Sciele Board also reviewed discussions to date with Companies A, B and C. Finally, the Sciele Board determined to hold an in-depth discussion of strategic alternatives at its regularly scheduled July 31–August 1, 2008 meeting.

        Also on July 18, 2008, Company D, a private equity fund, contacted Mr. Saxe regarding a potential transaction. Mr. Saxe referred Company D to Mr. Fourteau.

        On July 20, 2007, Mr. Fourteau confirmed to Dr. Teshirogi in an e-mail that Shionogi had access to Sciele's virtual data room.

        On July 21, 2008, Mr. Zacks transmitted to Company A Sciele's full response to Company A's additional due diligence request.

        On July 22, 2008, Company D and Sciele negotiated and executed a non-disclosure agreement.

        On July 24, 2008, Messrs. Fourteau and Schutter met with all of the members of the Shionogi Board of Directors in Osaka, Japan. Dr. Teshirogi requested that he be allowed to address the Sciele Board at its upcoming July 31–August 1, 2008 meeting.

        On July 28, 2008, Sciele received a revised written expression of interest from Shionogi proposing a potential $30.50 per share acquisition price.

        On July 29, 2008, Sciele's executive management team met with Company D in New York. During the meeting, Sciele's executives discussed Sciele's business plans and responded to numerous questions.

        On July 30, 2008, the Sciele Board received written indications of interest from Company A proposing an acquisition price in the range of $25 to $27 per Share and from Company C proposing an acquisition price in the range of $26 to $29 per Share in addition to exclusive negotiation rights.

        On July 31, 2008, the Sciele Board convened a regularly scheduled two-day meeting in Vancouver, British Columbia, where it discussed potential strategic alternatives with Sciele's executive management team and financial advisor, including Messrs. Schutter, Borne, Zacks, Ciaffoni and Dillaha. The Sciele Board reviewed the written indications of interest from Company A and Company C received the prior day. The Sciele Board also received and reviewed a written indication of interest from Company D proposing an acquisition price in the range of $26 to $29 per Share.

        Also on July 31, 2008, the Sciele Board created a Transaction Committee, comprised of Messrs. Lapalme, Saxe and Griffin, to be dedicated to transaction discussions and related processes for efficiency and responsiveness purposes.

        On August 1, 2008, in the second day of its two-day meeting, Dr. Teshirogi and Mr. Mino, senior executive officer of Shionogi, made a presentation to the Sciele Board regarding Shionogi's business model, anticipated synergies if a transaction with Sciele were to occur, reasons for the proposed transaction and how Sciele would be managed and operated on a going-forward basis.

        On August 3, 2008, Mr. Fourteau sent an email to Dr. Teshirogi expressing the Sciele's Board's positive view of the transaction following the August 1, 2008 meeting, and confirmed Sciele's decision to proceed with discussions related to Shionogi's second expression of interest.

        On August 4, 2008, in accordance with the directives of the Sciele Board, Sciele's financial advisor contacted Companies A, B, C and D with feedback from the Sciele Board meeting. The companies were informed that the meeting was a regularly scheduled meeting at which there was a high level discussion of potential strategic alternatives and that, during this meeting, the Sciele Board reviewed expressions of interest that Sciele had received. The companies were informed that Sciele was not running a sale process, but would continue to explore the expressions of interest received. Each party was also informed that one expression of interest, from a strategic acquirer, was superior to the others with respect to value, speed and certainty. Companies A, B, C and D were offered access to Sciele's virtual data room and follow-up meetings with management. Company D requested and was granted data room access. In accordance with the Sciele Board's directives, Sciele's financial advisor also informed Goldman Sachs that the potential strategic fit between Sciele and Shionogi and the speed and certainty of Shionogi's proposal were positively received, but that Shionogi would need to increase its proposed acquisition price. Goldman Sachs was informed that Sciele would be amenable to a two-week due diligence process followed by a meeting to determine if agreement could be reached on acquisition price and other material terms.

        On August 5, 2008, Sciele's financial advisor received a telephone call from a representative of Company E who indicated that Company E may have an interest in product partnerships with or an acquisition of Sciele, but that the main interest would likely be an acquisition. The Company E representative stated that Company E would not be able to begin discussions, if any, until late August. In accordance with Sciele's directives, Company E was informed that Sciele would respond to and was exploring several unsolicited indications of interest, that this exploration would probably be completed by the end of August 2008, and that if a formal sale process were to commence, Company E would be contacted. Sciele has had no further communications with Company E.

        Also on August 5, 2008, the Transaction Committee met via telephone conference to discuss the status of the various potential transactions and to discuss how to balance discussions among the various potential bidders.

        On August 6, 2008, Company A requested and was granted access to Sciele's virtual data room.

        On August 7, 2008, Sciele received a written indication of interest from Company B proposing an acquisition price in the range of $28.80 to $33.38 per Share subject to due diligence and financing. The indication of interest stated that Company B would require three to four weeks of diligence and discussion before it could make a definitive decision to move forward with a transaction.

        On August 8, 2008, Company C requested and was granted access to Sciele's virtual data room. Additionally, the Transaction Committee of the Sciele Board held a telephone conference to discuss the communications with and indication of interests from third parties.

        On August 11, 2008, in accordance with the directives of the Transaction Committee, Sciele's financial advisor informed Company B that the suggested acquisition price range specified in its August 7, 2008 indication of interest was competitive with the suggested per Share price Sciele had received from a strategic acquirer, but that its timeline was likely not reasonable given the pace of

Sciele's discussions with such strategic acquirer and that there was concern that Company B's interest was conditioned on obtaining favorable financing.

        Between August 11 and 15, 2008, Shionogi's due diligence team, including numerous Shionogi representatives, representatives from Deloitte & Touche (which assisted Shionogi with its financial due diligence), Goldman Sachs, Davis Polk, McKinsey & Co. (which advised Shionogi on business strategy matters) and Towers Perrin (which advised Shionogi with regard to compensation, benefits, and human resources), conducted documentation due diligence and management interviews in Paul Hastings' Atlanta offices. Also participating for Sciele were KPMG (Sciele's current auditors), Ernst & Young (Sciele's tax advisors) and BDO Seidman (Sciele's former auditors).

        Between August 14 and 26, 2008, Paul Hastings distributed draft definitive documents and exchanged revised drafts of such documents with Davis Polk.

        On August 18, 2008, as a follow-up to the Shionogi diligence meetings, the Transaction Committee held a telephone conference with Sciele's executive management team and its legal and financial advisors. Mr. Borne gave the Transaction Committee an overview of the Shionogi diligence meetings conducted August 11 through 15, 2008. The Transaction Committee was informed that Companies B, C and D, had indicated that they were not interested in further pursuing a transaction unless and until Sciele concluded its discussions with the strategic acquirer. Finally, Mr. Fourteau reported that Shionogi wanted to conclude outstanding diligence, negotiate definitive acquisition agreements and announce a transaction no later than September 1, 2008. The Transaction Committee authorized management to proceed with such timetable.

        On August 20, 2008, the Transaction Committee held a special meeting, also attended by Messrs. Fourteau and Borne and Sciele's legal and financial advisors, at Paul Hastings' San Francisco offices. Sciele's financial advisor discussed the current posture of discussions with Shionogi as well as selected transactions. The Transaction Committee also discussed the general Sciele business outlook and current operations. The Committee also discussed pricing and various aspects of a strategic transaction versus a transaction with a financial investor. The Committee determined to meet with Shionogi the following week to attempt to negotiate definitive terms. Also on August 20, 2008, Sciele and Shionogi representatives discussed potential employee communications plans to be implemented should there be a transaction.

        Between August 26 and 29, 2008, the Transaction Committee, together with Messrs. Fourteau, Borne and Zacks and Sciele's legal and financial advisors, convened in Paul Hastings' San Francisco office to negotiate transaction terms with Shionogi and its financial and legal advisors. The legal advisors continued to negotiate transaction documents. Led by Mr. Lapalme, the Transaction Committee negotiated with Shionogi on August 27 and 28, 2008 and, on August 28, 2008 received a revised offer from Shionogi reflecting a $31.00 per Share price and was told that it was Shionogi's "best and final price." Also, on August 28, 2008 the Transaction Committee and Shionogi negotiated a $25 million breakup fee. The Transaction Committee met via telephone conference with the rest of the Sciele Board at various times on August 28 to discuss Shionogi's revised offer and seek input from the Sciele Board. During these calls, the Sciele Board discussed the status of negotiations and negotiation strategy. On a telephone conference held later in the day on August 28, the Transaction Committee met telephonically with the Sciele Board and reported that Shionogi had made its final offer. After discussion amongst the directors, the Sciele Board determined to reconvene the next morning to further discuss the proposed transaction with the assistance of its legal and financial advisors. Also on August 28, 2008, Shionogi delivered to Sciele a copy of a signed commitment letter demonstrating Shionogi's ability to finance the transaction.

        On August 29, 2008, the Sciele Board held a meeting with four directors present in person and three participating via telephone conference to finalize a determination whether to accept Shionogi's revised offer. Also at this meeting, UBS reviewed with the Sciele Board UBS's financial analysis of the $31.00 per Share consideration and delivered to the Sciele Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated August 29, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $31.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Shionogi, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. A representative of Paul Hastings discussed with the Sciele Board the material terms of the definitive documentation. Given the terms of the Shionogi offer, the speed with which the transaction could be completed and the lack of any financing condition, the Sciele Board concluded that further discussions with Companies A, B, C, D and E would not be in the Sciele stockholders' best interest and would jeopardize the completion of the transaction with Shionogi. As its last item of business, and after further discussion, the Sciele Board unanimously voted to accept the Shionogi offer and to recommend the transaction to Sciele's stockholders subject to approval by Shionogi's board of directors. Following the Sciele Board meeting and through the balance of August 29, the transaction teams finalized definitive transaction documents and negotiated and documented the employment arrangements with Sciele's executives, which will become effective upon the closing of the transaction.

        On September 1, 2008, the parties executed the Merger Agreement. Also on September 1, 2008, Mr. Fourteau attended Shionogi's announcement ceremonies in Tokyo. Later that day, each party issued a press release announcing the transaction.

Reasons for Transaction and Recommendation of the Sciele Board

        In evaluating the Offer and the Merger, the Sciele Board consulted with senior management and Sciele's legal and financial advisors and, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, considered a number of factors, including the following:

  •
  the value of the consideration to be received by Sciele stockholders pursuant to the Offer and the Merger, including:
  •
  that $31.00 per Share in cash to be paid as the consideration pursuant to the Offer and the Merger represents a 57.7% premium to $19.66, the closing price of Sciele common stock on August 28, 2008, the last full trading day prior to the Sciele Board's approval of the transaction, a 56.4% premium to $19.82, the average closing price of Sciele common stock for the 30 calendar day period prior to announcement of the transaction, a 57.6% premium to $19.67, the average closing price of Sciele common stock for the 90 calendar day period prior to announcement of the transaction; and

  •
  that Sciele stockholders will be entitled to receive the consideration in cash, which provides certainty of value to Sciele's stockholders;

  •
  its view as to the likely interest of third parties to enter into strategic relationships with Sciele or to acquire Sciele on terms more favorable than those offered by Shionogi;

  •
  its belief that the Merger was more favorable to Sciele stockholders than any other alternative reasonably available to Sciele and its stockholders, including the alternative of remaining a stand-alone, independent company;

  •
  the risks that would be faced by Sciele in remaining a stand-alone, independent company, including, without limitation, regulatory risks, risks from generic and knock off product introduction and other business execution risks;

  •
  historical and current information concerning Sciele's business, including Sciele's financial performance and condition, operations, management and competitive position, current industry and economic and market conditions, and Sciele's prospects if it were to remain a stand-alone, independent company;

  •
  the estimates of Sciele's future financial performance prepared by management, as described below under the caption "Financial Projections;"

  •
  current financial market conditions, and historical market prices, volatility and trading information with respect to Sciele's common stock, including the possibility that if Sciele remained as a stand-alone, independent company, in the event of a decline in the market price of its common stock or the stock market in general, the price that might be received by holders of Sciele common stock in the open market or in a future transaction might be less than the $31.00 per share cash price to be paid pursuant to the Offer and the Merger;

  •
  the terms and conditions of the Merger Agreement, including:
  •
  the provision for a two-step transaction structure, with the Offer followed by the Merger, which may shorten the time to closing as compared to alternative structures;

  •
  the conditions to the closing of the Offer and the Merger and the likelihood of their being satisfied, including the absence of any financing or Shionogi stockholder approval condition to Shionogi's obligation to complete the Offer;

  •
  the ability of the Sciele Board, under specified circumstances, to furnish information to and engage in discussions and negotiations with third parties concerning a takeover proposal that constitutes or is reasonably likely to lead to a superior acquisition proposal and, upon the payment to Shionogi of a termination fee of $25 million, to terminate the Merger Agreement to accept a superior acquisition proposal; and

  •
  the Sciele Board's belief that the termination fee of $25 million payable to Shionogi in the circumstances set forth in the Merger Agreement was reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude or unreasonably deter another party from making a superior acquisition proposal;

  •
  that under Delaware law, Sciele stockholders who do not tender their Shares in the Offer, do not vote in favor of the Merger and comply with other specified statutory procedures have the right to demand an appraisal of the fair value for their Shares by the Delaware Court of Chancery in connection with the Merger and to be paid such fair value in cash;

  •
  the opinion of UBS, dated August 29, 2008, to the Sciele Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $31.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Shionogi, Purchaser and their respective affiliates), as more fully described below under the caption "Opinion of Sciele's Financial Advisor";

  •
  its view that the transaction would result in increased long-term employment security for Sciele's employees;

  •
  if the Offer and the Merger are not completed, the potential adverse effect of the public announcement of the acquisition on Sciele's business, including its significant customer, supplier and other key relationships, Sciele's ability to attract and retain key personnel and Sciele's overall competitive position;

  •
  that gains from an all-cash transaction would be taxable to Sciele stockholders for U.S. federal income tax purposes;

  •
  the possibility that another party might have been willing to pay a higher purchase price for Sciele than the $31.00 per Share price agreed to by Shionogi;

  •
  the restrictions that the Merger Agreement imposes on soliciting competing proposals and the fact that Sciele would be obligated to pay the termination fee of $25 million to Shionogi under specified circumstances;

  •
  the restrictions on the conduct of Sciele's business prior to the completion of the Offer, requiring Sciele to use its reasonable best efforts to conduct its business only in the ordinary course, consistent in all material respects with past practice, subject to specific limitations, which may delay or prevent Sciele from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

  •
  that Sciele will no longer exist as a stand-alone, independent company and that Sciele stockholders will no longer benefit from the future financial performance or any appreciation in the value of Sciele;

  •
  the possibility that, although the Offer and the Merger provide Sciele stockholders the opportunity to realize a premium to the price at which Sciele common stock traded prior to the public announcement of the transaction, the price of Sciele common stock might have increased in the future to a price greater than $31.00 per share;

  •
  that Sciele did not perform a market check prior to entering into the Merger Agreement (but, as described under "Background of Transaction," Sciele did receive unsolicited expressions of interest from several third parties), although the Sciele Board was satisfied that the terms of the Merger Agreement, including the ability of the Sciele Board, under specified circumstances, to exercise its fiduciary duties to consider unsolicited takeover proposals and the amount of the termination fee payable by Sciele upon termination of the Merger Agreement to accept a superior acquisition proposal, would not be likely to preclude or unreasonably deter another party from making a superior acquisition proposal; and

  •
  the interests of Sciele's executive officers and directors in the transactions contemplated by the Merger Agreement, as described under Item 3, under the heading "Arrangements with Current Executive Officers and Directors of Sciele."

        The foregoing discussion of the factors considered by the Sciele Board is not intended to be exhaustive, but does set forth the principal factors considered by the Sciele Board. The Sciele Board collectively reached the unanimous conclusion to approve the Offer, the Merger and the Merger Agreement in light of the various factors described above and other factors that each member of the Sciele Board deemed relevant. In view of the wide variety of factors considered by the members of the Sciele Board in connection with their evaluation of the Offer and the Merger and the complexity of these matters, the Sciele Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The Sciele Board made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

        After evaluating the above factors and consulting with Sciele's legal and financial advisors, the Sciele Board unanimously declared the Merger Agreement advisable and fair to and in the best interests of Sciele and its stockholders and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Sciele Board unanimously recommends that Sciele stockholders tender their shares to Purchaser in the Offer.

Financial Projections

        In connection with Shionogi's due diligence review, Sciele provided to Shionogi certain projected financial information concerning Sciele. In addition, Sciele provided the same information to its financial advisor. Sciele advised Shionogi (as well as Shionogi's financial advisor) that Sciele's internal financial forecasts (upon which the projections provided to Shionogi were based in part) are, in general, prepared solely for internal use and capital expense forecasting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and future business developments. These projections:

  •
  were based on the assumption that each of Sciele's current drug candidates that are in various stages of clinical trials ultimately are approved by the U.S. Food and Drug Administration,

    without delay and for human use, following the conclusion of the pending trials and any subsequent trials that are anticipated by Sciele;

  •
  do not contemplate patent expirations beyond the five-year period covered by the projections;

  •
  assume no manufacturing issues that may hinder product supply;

  •
  assume that no additional write-offs associated with Sciele's old Sular formula occur;

  •
  assume significant revenue contributions of yet-to-be identified and yet-to-be-acquired products;

  •
  assume that no product will be genericized or knocked-off during the five-year period covered by the projections;

  •
  assume that no new governmental regulations or adverse changes in managed care reimbursement or coverage will be adopted hindering Sciele's ability to sell products;

  •
  assume that future cost growth will reflect and not exceed historical rates;

  •
  assume that Sciele's future price increases will reflect and will be similar to historical rates; and

  •
  reflect numerous other assumptions (not all of which were provided to Shionogi), all made by Sciele management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult to predict, and many are beyond Sciele's control. Accordingly, there can be no assurance that the assumptions made by Sciele in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections provided by Sciele.

        The inclusion of the projections in this Solicitation/Recommendation Statement should not be regarded as an indication that any of Shionogi, Sciele or their respective affiliates or representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. These projections are being provided in this document only because Sciele made them available to Shionogi in connection with Shionogi's due diligence review of Sciele. None of Shionogi, Sciele or any of their respective affiliates or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing before or after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, holders of the Shares are cautioned not to place undue reliance on the projected information provided.

        The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of Sciele to delay or cancel purchases of Sciele's products and services pending the consummation of the Offer and the Merger or the clarification of Shionogi's intentions with respect to the conduct of Sciele's business thereafter. Any such delay or cancellation of customer sales is likely to affect adversely the ability of Sciele to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

        These projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and Sciele's independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that Sciele may achieve the results contained in the projections, and accordingly assume no responsibility for them.

        The projections provided by Sciele management included the following for Sciele on a consolidated basis:

	Fiscal Year Ending December 31,
	2008	2009	2010	2011	2012
	(in Millions)
Net Revenue	$467	$591	$772	$961	$1,056
Earnings Before Interest, Taxes, Depreciation and Amortization, and Stock-based Compensation Expense	171	225	310	402	438
Net Income	76	105	161	228	258

        Sciele's stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Opinion of Sciele's Financial Advisor

        On August 29, 2008, at a meeting of the Sciele Board held to evaluate the Offer and the Merger, UBS delivered to the Sciele Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated August 29, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $31.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Shionogi, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

        The full text of UBS's opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex II and is incorporated into this document by reference. UBS's opinion was provided for the benefit of the Sciele Board in connection with, and for the purpose of, its evaluation of the $31.00 per Share consideration from a financial point of view and does not address any other aspect of the Offer or the Merger. The opinion does not address the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available with respect to Sciele or Sciele's underlying business decision to effect the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how to vote or act with respect to the Merger. Holders of Shares are encouraged to read UBS's opinion carefully in its entirety. The following summary of UBS's opinion is qualified in its entirety by reference to the full text of UBS's opinion.

        In arriving at its opinion, UBS, among other things:

  •
  reviewed certain publicly available business and financial information relating to Sciele;

  •
  reviewed certain internal financial information and other data relating to Sciele's business and financial prospects that were not publicly available, including financial forecasts and estimates prepared by Sciele's management that the Sciele Board directed UBS to utilize for purposes of its analyses;

  •
  conducted discussions with members of Sciele's senior management concerning Sciele's business and financial prospects;

  •
  reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

  •
  compared the financial terms of the Offer and the Merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

  •
  reviewed current and historical market prices of Shares;

  •
  reviewed a draft of the Merger Agreement dated August 28, 2008; and

  •
  conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

        In connection with its review, with the consent of the Sciele Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Sciele Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Sciele, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates prepared by Sciele's management referred to above, UBS assumed, at the direction of the Sciele Board, that such forecasts and estimates had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Sciele's management as to Sciele's future financial performance. UBS relied, at the direction of the Sciele Board, without independent verification or investigation, upon the assessments of Sciele's management as to Sciele's products and technology and the risks associated with such products and technology (including, without limitation, the probability of successful testing, development and marketing, and approval by appropriate governmental authorities, of such products and technology). UBS's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

        Although UBS was not authorized to, and did not, solicit indications of interest in a potential transaction with Sciele from any party, UBS held discussions at the request of the Sciele Board with certain prospective acquirors that had approached Sciele regarding a potential transaction with Sciele. At the direction of the Sciele Board, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the $31.00 per Share consideration to the extent expressly specified in its opinion, of the Merger Agreement or the form of the Offer or the Merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the $31.00 per Share consideration. In rendering its opinion, UBS assumed, with the consent of the Sciele Board, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) Sciele and Shionogi would comply with all material terms of the Merger Agreement, and (iii) the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition of the Merger Agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained without any material adverse effect on Sciele or the Offer and the Merger. Except as described above, Sciele imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS's opinion was approved by an authorized committee of UBS.

        In connection with rendering its opinion to the Sciele Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion.

The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to Sciele or the Offer and the Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

        UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS's analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of Sciele provided by Sciele's management in or underlying UBS's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Sciele. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold.

        The $31.00 per Share consideration was determined through negotiation between Sciele and Shionogi and the decision by Sciele to enter into the Offer and the Merger was solely that of the Sciele Board. UBS's opinion and financial analyses were only one of many factors considered by the Sciele Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Sciele Board or Sciele's management with respect to the Offer and the Merger or the $31.00 per Share consideration.

        The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Sciele Board on August 29, 2008 in connection with UBS's opinion relating to the Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS's financial analyses.

Selected Companies Analysis

        UBS compared selected financial and stock market data of Sciele with corresponding data, to the extent publicly available, of the following 10 selected publicly traded companies in the specialty pharmaceuticals industry:

  •
  Alpharma Inc.

  •
  Biovail Corporation

  •
  Cephalon,  Inc.

  •
  Endo Pharmaceuticals Holdings Inc.

  •
  Forest Laboratories, Inc.

  •
  King Pharmaceuticals, Inc.

  •
  K-V Pharmaceutical Company

  •
  Medicis Pharmaceutical Corporation

  •
  Sepracor Inc.

  •
  Warner Chilcott Limited

        UBS reviewed, among other things, the enterprise values of the selected companies, calculated as equity market value, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash, as multiples of calendar years 2008 and 2009 estimated revenue and estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. UBS also reviewed closing stock prices of the selected companies as a multiple of calendar years 2008 and 2009 estimated earnings per share, referred to as EPS. UBS then compared these multiples derived from the selected companies with corresponding multiples implied for Sciele based on the closing price of Shares on August 28, 2008 and the $31.00 per Share consideration. Equity market value and multiples for the selected companies were based on closing stock prices on August 28, 2008 (or, in the case of Alpharma Inc., on August 21, 2008, which was the last trading day prior to public announcement by King Pharmaceuticals, Inc. of its unsolicited offer to acquire Alpharma Inc.). Financial data for the selected companies were based on publicly available research analysts' estimates (as compiled, in the case of earnings, by the Institutional Brokers' Estimate System, referred to as I/B/E/S consensus estimates), public filings and other publicly available information. Estimated financial data for Sciele were based both on internal estimates of Sciele's management, referred to in the table below as "Management Estimates," and publicly available research analysts' estimates, referred to in the table below as "Wall Street Estimates." This analysis indicated the following implied high, mean, median and low multiples (excluding outliers) for the selected companies, as compared to corresponding multiples implied for Sciele:

	Implied Multiples for Selected Companies				Implied Multiples for Sciele Based on:
					Closing Stock Price on 8/28/08:		$31.00 Per Share Consideration:
	High	Mean	Median	Low	Management Estimates	Wall Street Estimates	Management Estimates	Wall Street Estimates
Enterprise Value as Multiple of Estimated Revenue:
Calendar Year 2008	5.5x	2.2x	1.9x	1.0x	1.8x	1.9x	2.8x	2.9x
Calendar Year 2009	5.1x	2.1x	1.8x	0.9x	1.6x	1.7x	2.4x	2.7x
Enterprise Value as Multiple of Estimated EBITDA:
Calendar Year 2008	14.4x	8.4x	7.1x	4.0x	5.4x	6.3x	8.3x	9.8x
Calendar Year 2009	10.0x	6.8x	6.8x	4.8x	4.9x	5.7x	7.4x	8.7x
Closing Stock Price as Multiple of Estimated EPS:
Calendar Year 2008	16.7x	12.6x	11.9x	8.4x	8.7x	10.2x	13.6x	16.1x
Calendar Year 2009	25.0x	13.1x	12.7x	9.0x	7.8x	8.7x	12.4x	13.8x

Selected Transactions Analysis

        UBS reviewed transaction values in the following 12 selected transactions announced since November 2006 in the specialty pharmaceuticals industry:

Announcement Date	Acquiror	Target
• 8/22/2008	• King Pharmaceuticals, Inc.	• Alpharma Inc.
• 3/31/2008	• Teva Pharmaceutical Industries Limited	• Bentley Pharmaceuticals, Inc.
• 2/26/2008	• Galderma SA	• CollaGenex Pharmaceuticals, Inc.
• 12/10/2007	• Eisai Co., Ltd.	• MGI Pharma, Inc.
• 11/29/2007	• Texas Pacific Group	• Axcan Pharma Inc.
• 11/21/2007	• GlaxoSmithKline plc	• Reliant Pharmaceuticals, Inc.
• 11/19/2007	• Celgene Corporation	• Pharmion Corporation
• 10/30/2007	• Nycomed International Management GmbH	• Bradley Pharmaceuticals, Inc.
• 9/19/2007	• Allergan, Inc.	• Esprit Pharma, Inc.
• 7/20/2007	• Meda AB	• MedPointe Inc.
• 5/20/2007	• Sun Pharmaceutical Industries Ltd.	• Taro Pharmaceutical Industries Ltd.
• 11/9/2006	• Graceway Pharmaceuticals, LLC	• Co-American Pharma business of 3M Company

        UBS reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company's equity, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash, as multiples of, to the extent publicly available, latest 12 months revenue and EBITDA and one-year forward estimated revenue and estimated EBITDA. UBS then compared these multiples derived for the selected transactions with corresponding multiples implied for Sciele based on the $31.00 per Share consideration. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for Sciele were based both on internal estimates of Sciele's management, referred to in the table below as "Management Estimates," and publicly available research analysts' estimates, referred to in the table below as "Wall Street Estimates." This analysis indicated the following implied high, mean, median and low multiples (excluding outliers) for the selected transactions, as compared to corresponding multiples implied for Sciele:

	Implied Multiples for Selected Transactions				Implied Multiples for Sciele Based on $31.00 Per Share Consideration:
	High	Mean	Median	Low	Management Estimates	Wall Street Estimates
Enterprise Value as Multiple of Revenue:
Latest 12 Months	10.4x	4.7x	3.0x	1.5x	3.2x	3.2x
Forward 12 Months	9.4x	4.3x	2.7x	1.5x	2.8x	2.9x
Enterprise Value as Multiple of EBITDA:
Latest 12 Months	26.7x	19.5x	25.5x	8.1x	12.4x	12.4x
Forward 12 Months	22.5x	12.8x	10.3x	8.0x	8.3x	9.8x

Discounted Cash Flow Analysis

        UBS performed a discounted cash flow analysis of Sciele using financial forecasts and estimates relating to Sciele prepared by Sciele's management described above. UBS calculated a range of implied present values (as of September 30, 2008) of the standalone unlevered, after-tax free cash flows that Sciele was forecasted to generate from October 1, 2008 until December 31, 2017 and of terminal values for Sciele based on Sciele's calendar year 2017 estimated EBITDA. Implied terminal values were derived by applying to Sciele's calendar year 2017 estimated EBITDA a range of EBITDA multiples of 6.0x to 8.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 11.0% to 13.0%. The discounted cash flow analysis resulted in a range of implied present values of approximately $26.60 to $35.10 per outstanding Share, as compared to the $31.00 per Share consideration.

Miscellaneous

        In the past, UBS and its affiliates have provided services to Sciele unrelated to the Offer and the Merger, for which UBS and its affiliates received compensation, including having acted as (i) sole agent in connection with Sciele's repurchase of certain of its equity securities in May 2008, (ii) joint bookrunner in connection with a convertible notes issuance of Sciele in 2007, (iii) financial advisor to Sciele in connection with certain acquisition transactions in 2006 and 2007 and (iv) joint lead arranger, sole bookrunner and administrative agent in connection with a credit facility of Sciele in 2006. UBS was, as of the date of its opinion, a participant in such credit facility for which it had received and continued to receive fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Sciele and Shionogi and, accordingly, may at any time hold a long or short position in such securities.

        Sciele selected UBS as its financial advisor in connection with the Offer and the Merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS's familiarity with Sciele and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

        For a description of the terms of UBS's engagement as Sciele's financial advisor, see the discussion under Item 5 below.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        Under the terms of UBS's engagement, Sciele has agreed to pay UBS for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $16.3 million, a portion of which was payable in connection with UBS's opinion and a significant portion of which is contingent upon consummation of the Offer. In addition, Sciele has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

        Except as described above, neither Sciele nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Sciele's stockholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in Shares have been effected during the past 60 days by Sciele or any of its subsidiaries or, to the knowledge of Sciele, by any executive officer or director or affiliate of Sciele, other than (i) in the ordinary course of business in connection with Sciele's employee benefit plans, (ii) the exercise of stock options to purchase 100,000 shares at an exercise price of $11.455 per share on August 15, 2008 by Patrick Fourteau, a director and Chief Executive Officer of Sciele, (iii) a sale of 100,000 shares in the open market on August 15, 2008 for a weighted average sales price of $21.3739 per share by Mr. Fourteau pursuant to a 10b5-1 plan adopted on April 25, 2008, and (iv) a sale of 875 shares in the open market on August 11, 2008 for a weighted average sales price of $20.366 per share by Larry Dillaha, Executive Vice President and Chief Medical Officer of Sciele pursuant to a 10b5-1 plan adopted on April 25, 2008.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9, Sciele is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer for or other acquisition of Sciele's securities by Sciele, any subsidiary of Sciele or any other person;

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving Sciele or any subsidiary of Sciele;

  •
  any purchase, sale or transfer of a material amount of assets of Sciele or any subsidiary of Sciele; or

  •
  any material change in the present dividend rate or policy, or indebtedness or capitalization, of Sciele.

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Sciele Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

Purchaser's Designation of Persons to be elected to the Sciele Board

        The Information Statement attached as Annex I to this Schedule 14D-9 is being furnished in connection with Parent's right pursuant to the terms of the Merger Agreement to designate a number of individuals to be elected to the Sciele Board promptly upon the purchase of and payment for a majority of the outstanding Shares by Purchaser pursuant to the Offer, and such information is incorporated herein by reference.

Delaware Corporate Law

Section 203 of the Delaware General Corporation Law

        As a Delaware corporation, Sciele is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the time that person became an interested stockholder unless: (i) before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock, those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which that person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Sciele Board has approved the Merger Agreement and the Tender and Voting Agreement, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement and the Tender and Voting Agreement.

Appraisal Rights

        Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such holder's Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL ("Appraisal Shares") will be entitled to receive a judicial determination of the fair value of the holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, Sciele may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

        If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Sciele a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares shall be deemed to have been converted at the effective time of the Merger into, and to have become, the right to receive the Offer Price. Sciele shall serve prompt notice to Parent of any demands for appraisal of any Shares, and Parent shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the effective time of the Merger, Sciele shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Short-Form Merger

        Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of Sciele's stockholders.

Antitrust

The United States

        The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

        On September 3, 2008, Parent filed under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC in connection with the purchase of the Shares pursuant to the Offer and the Merger. On September 3, 2008, Sciele also filed a Notification and Report Form under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on September 18, 2008, the 15th day after Parent's form was filed, unless early termination of the waiting period is granted. Parent and Sciele have each requested early termination of the waiting period applicable to the Offer, but there can be no assurance that such early termination will be granted. In addition, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or Sciele. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent and Sciele with such request. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

        The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Purchaser's acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deems or deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by Parent relating to the businesses in which Parent and its subsidiaries are engaged, Sciele believes that the acquisition of Shares by Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. As used in this Schedule 14D-9, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Antitrust Laws of Countries and Jurisdictions Other than the United States

        Sciele conducts business in a number of countries and jurisdictions other than the United States. Parent is a company formed under the laws of Japan, and Parent and its subsidiaries conduct business primarily in countries and jurisdictions other than the United States. Parent has informed Sciele that it does not believe that the acquisition of the Shares pursuant to the Offer or the Merger will violate the laws of those countries and jurisdictions or require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. Nonetheless, in connection with the acquisition of the Shares pursuant to the Offer or the Merger, it may be that the laws of certain of those foreign countries and jurisdictions will require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. Furthermore, the governments in such countries and jurisdictions might attempt to impose additional conditions on Sciele's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents. In addition, there can be no assurance that Sciele will be able to, or that Parent or the Purchaser will, satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for Sciele after purchase of the Shares pursuant to the Offer or the Merger.

Item 9.    Exhibits.

        The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)	Offer to Purchase dated September 8, 2008 (incorporated herein by reference to Exhibit (a)(1) to Purchaser's Tender Offer Statement on Schedule TO filed by Purchaser and Parent with respect to Sciele on September 8, 2008).
(a)(2)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO filed by Purchaser and Parent with respect to Sciele on September 8, 2008).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) to the Schedule TO filed by Purchaser and Parent with respect to Sciele on September 8, 2008).
(a)(4)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(4) to the Schedule TO filed by Purchaser and Parent with respect to Sciele on September 8, 2008).
(a)(5)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO filed by Purchaser and Parent with respect to Sciele on September 8, 2008).
(a)(6)
Form of Summary Advertisement as published on September 8, 2008 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(6) to the Schedule TO filed by Purchaser and Parent with respect to Sciele on September 8, 2008).
(a)(7)
Joint Press Release, dated September 1, 2008, issued by Parent and Sciele (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9 by Sciele on September 2, 2008).
(a)(8)	Letter to Stockholders of Sciele, dated September 8, 2008.*
(a)(9)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).*
(e)(1)
Agreement and Plan of Merger, dated as of September 1, 2008, among Shionogi & Co., Ltd., Tall Bridge, Inc. and Sciele Pharma, Inc. (incorporated herein by reference to Sciele's Form 8-K filed on September 3, 2008).
(e)(2)
Form of Tender and Voting Agreement, dated as of September 1, 2008, by and between Parent and each of Patrick Fourteau, Edward Schutter, Darrell Borne, Leslie Zacks, Larry Dillaha, Joseph Ciaffoni, Jerry Ellis, Jerry Griffin, Pierre Lapalme, William Robinson, Jon Saxe, and Patrick Zenner (incorporated herein by reference to Sciele's Form 8-K filed on September 3, 2008).
(e)(3)	Sciele's 2000 Stock Plan (incorporated herein by reference to the Company's Form S-1 filed on February 18, 2000).

Exhibit No.	Description
(e)(4)	Sciele's Amended and Restated 2002 Stock Plan (incorporated herein by reference to the Company's Form S-1 filed on March 5, 2002).
(e)(5)	Sciele's 2003 Nonqualified Stock Option Plan (incorporated herein by reference to Sciele's Form 10-Q for the quarter ended June 30, 2003).
(e)(6)	Sciele Pharma, Inc. Deferred Compensation Plan (incorporated herein by reference to Sciele's Form 8-K filed on December 31, 2006).
(e)(7)	Accelerated Vesting Plan (incorporated herein by reference to Sciele's Form 10-K for the fiscal year ended December 31, 2005).
(e)(8)	Amended and Restated Employee Stock Ownership Plan (incorporated herein by reference to Sciele's Form S-8 filed on November 15, 2005).
(e)(9)	Sciele's 2007 Stock Incentive Plan (incorporated herein by reference to Sciele's Form S-8 filed on August 1, 2007).
(e)(10)	Employment Agreement with Patrick Fourteau dated December 26, 2007 (incorporated herein by reference to Sciele's Form 8-K filed on December 31, 2007).
(e)(11)	Employment Agreement with Darrell Borne dated December 26, 2007 (incorporated herein by reference to Sciele's Form 8-K filed on December 31, 2007).
(e)(12)	Employment Agreement with Edward Schutter dated December 26, 2007 (incorporated herein by reference to Sciele's Form 8-K filed on December 31, 2007).
(e)(13)	Employment Agreement with Leslie Zacks dated December 26, 2007 (incorporated herein by reference to Sciele's Form 8-K filed on December 31, 2007).
(e)(14)	Employment Agreement with Larry Dillaha dated December 26, 2007 (incorporated herein by reference to Sciele's Form 8-K filed on December 31, 2007).
(e)(15)	Employment Agreement with Joseph Ciaffoni dated July 7, 2008 (incorporated herein by reference to Sciele's Form 8-K filed on August 27, 2008).
(e)(16)	Form of Indemnity Agreement between the Company and Its Directors and Executive Officers (incorporated herein by reference to the Sciele's Form S-1 filed on February 18, 2000).
(e)(17)
Confidentiality and Standstill Agreement, dated as of May 29, 2008, by and between Parent and Sciele (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed by Purchaser and Parent with respect to Sciele on September 8, 2008).
(e)(18)
Amended and Restated Employment Agreement dated as of September 1, 2008, by and between Sciele Pharma, Inc., and Patrick Fourteau (incorporated herein by reference to Sciele's Form 8-K filed on September 3, 2008).
(e)(19)
Amended and Restated Employment Agreement dated as of September 1, 2008, by and between Sciele Pharma, Inc., and Edward Schutter (incorporated herein by reference to from Sciele's Form 8-K filed on September 3, 2008).
(e)(20)
Amended and Restated Employment Agreement dated as of September 1, 2008, by and between Sciele Pharma, Inc., and Darrell Borne (incorporated herein by reference to Sciele's Form 8-K filed on September 3, 2008).

Exhibit No.	Description
(e)(21)	Amended and Restated Employment Agreement dated as of September 1, 2008, by and between Sciele Pharma, Inc., and Leslie Zacks (incorporated herein by reference to Sciele's Form 8-K filed on September 3, 2008).
(e)(22)

Amended and Restated Employment Agreement dated as of September 1, 2008, by and between Sciele Pharma, Inc., and Larry Dillaha (incorporated herein by reference to from Sciele's Form 8-K filed on September 3, 2008).
(e)(23)
Amended And Restated Employment Agreement dated as of September 1, 2008, by and between Sciele Pharma, Inc., and Joseph Ciaffoni (incorporated herein by reference to from Sciele's Form 8-K filed on September 3, 2008).
(e)(24)	Opinion of UBS Securities LLC dated August 29, 2008 (included as Annex II hereto).*
(g)	None.

*
Filed herewith and included in the copy of the Schedule 14D-9 mailed to Sciele's stockholders.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2008	SCIELE PHARMA, INC.
	By:	/s/ PATRICK P. FOURTEAU Name: Patrick P. Fourteau Title: Chief Executive Officer

Annex I

SCIELE PHARMA, INC.
5 CONCOURSE PARKWAY, SUITE 1800
ATLANTA, GEORGIA 30328

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about September 8, 2008 to holders of record of common stock, par value $0.001 per share, of Sciele Pharma, Inc., a Delaware corporation ("Sciele" or the "Company"), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Sciele with respect to the tender offer (the "Offer") by Tall Bridge, Inc., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Shionogi & Co., Ltd., a company organized under the laws of Japan ("Parent"), for all of the issued and outstanding shares of Sciele common stock. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we" and "our" to refer to Sciele, and we use the term "Shionogi" to refer to Purchaser and Parent, collectively. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the Board of Directors of Sciele (the "Sciele Board"). This designation is to be made pursuant to an Agreement and Plan of Merger, dated as of September 1, 2008, as such may be amended from time to time (the "Merger Agreement"), by and among Parent, Purchaser and Sciele.

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on September 8, 2008, to purchase all of the issued and outstanding shares of Sciele common stock (the "Shares") at a purchase price per Share of $31.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2008 (as amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the Offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, October 3, 2008, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Sciele common stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders of Sciele and are filed as exhibits to the Schedule 14D-9 filed by Sciele with the Securities and Exchange Commission (the "SEC") on September 8, 2008.

        The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Purchaser for, shares of Sciele common stock pursuant to the Offer representing at least a majority of Sciele's common stock outstanding on a fully diluted basis, and as long as Parent directly or indirectly beneficially owns not less than a majority of the issued and outstanding shares of Sciele common stock, Purchaser shall be entitled to designate such number of members of the Sciele Board as will give Purchaser, subject to compliance with applicable law, representation on the Sciele Board equal to that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Sciele Board (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that the number of shares of Sciele common stock owned by Purchaser or any subsidiary of Parent bears to the total number of outstanding shares of Sciele common stock. As a result, Shionogi will have the ability to designate a majority of the Sciele Board following consummation of the Offer.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder in connection with the appointment of Purchaser's designees to the Sciele Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information

Statement, including information incorporated herein by reference, concerning Parent and Purchaser's designees has been furnished to Sciele by Shionogi, and Sciele assumes no responsibility for the accuracy or completeness of such information.

SHIONOGI AND PURCHASER'S DESIGNEES

        Shionogi has informed Sciele that promptly following its payment for Shares pursuant to the Offer, Purchaser will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Sciele Board by requesting that the Company provide it with the maximum representation on the Sciele Board to which it is entitled under the Merger Agreement. Purchaser has informed the Company that it will choose its designees to the Sciele Board from among the persons identified below. Shionogi has informed the Company that each such individual is a Japanese citizen and has consented to act as a director of the Company if so appointed or elected. The following table sets forth, with respect to each individual who may be designated by Purchaser, the name, age of the individual as of the date hereof, and such individual's present principal occupation at Shionogi and employment history during the past five years.

        The business address and phone number of each designee is c/o Shionogi & Co., Ltd., 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045 Japan, +81 6 6202-2161 and, unless otherwise indicated, all designees of the Purchaser to the Sciele Board have held the office and principal occupation at Shionogi identified below for not less than five years.

Name	Age	Current Principal Occupation or Employment: Material Positions Held During the Past Five Years
Yasuhiro Mino	61	Senior Executive Officer since April 2008. Mr. Mino also served as a Director of the Board (June 2006-present), Executive Officer (April 2007-March 2008), Corporate Officer (April 2004-March 2007), Corporate Strategic Planning Executive (April 2006-June 2006), General Manager, Corporate Planning Department (April 2004-June 2006) and Vice General Manager, Production Division (October 2002-March 2004).
Sachio Tokaji	60

Senior Executive Officer since April 2008. Mr. Tokaji also served as a Director of the Board (June 2002-present), Executive Officer and Corporate Business Management Executive (April 2007-March 2008), Corporate Officer and Corporate Business Management Executive (April 2006-March 2007) and General Manager, Accounting & Financial Department (June 2002-March 2007).

Takuko Sawada	53

Corporate Officer and Executive General Manager, Pharmaceutical Development Division since April 2007. Ms. Sawada has also served as General Manager, Strategic Development Department (April 2001-March 2007).

Ryuichi Kume	51

Executive Officer and Executive General Manager, Manufacturing Division since April 2006. Mr. Kume has also served as General Manager, Manufacturing Technology R&D Department (April 2004-March 2006) and General Manager, Formulation and Packaging R&D Department (April 2002-March 2006).

Name	Age	Current Principal Occupation or Employment: Material Positions Held During the Past Five Years
Hirosato Kondo	52	Executive General Manager, Pharmaceutical Research Division since April 2007. Mr. Kondo has also served as Corporate Officer (April 2004-present), General Manager, Discovery Research Laboratories (April 2004-March 2007) and Vice General Manager, Discovery Research Laboratories (April 2003-March 2004).
Takuo Fukuda	55	Executive Officer and Executive General Manager, Human Health Care Division since April 2005. Mr. Fukuda has also served as General Manager, Pharmaceutical Promotion Region 5 (April 2003-March 2005).
Shigenobu Mashimo	58

Corporate Officer and Executive General Manager, Corporate Quality Assurance Division since April 2008. Mr. Mashimo has also served as General Manager, Regulatory Affairs Department (June 2002-March 2008).

Shinya Matsuzawa	52	General Manager, General Administration & Legal Affairs Department since April 2008. Mr. Matsuzawa has also served as General Manager, Legal Affairs Department (October 2002-March 2008).
Hideaki Yamauchi	47

General Manager, Business Development Department since April 2008. Mr. Yamauchi has also served as General Manager, License Department (May 2006-March 2008), Deputy General Manager, License Department (October 2005-April 2006) and Deputy General Manager, Intellectual Property Department (April 2002-September 2005).

Yuuji Hosogai	49	General Manager, Accounting and Financial Department since April 2006. Mr. Hosogai has also served as Deputy General Manager, Accounting & Financial Department (June 2002-March 2006).

        Purchaser has advised the Company that, to the best of its knowledge, none of Purchaser's designees to the Sciele Board has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

        Purchaser has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Purchaser has advised the Company that, to the best of its knowledge, none of its designees (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

        It is expected that Purchaser's designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than 12:00 midnight, New York City time, at the end of Friday, October 3, 2008, and that, upon assuming office, Purchaser's designees will constitute at least a majority of the Sciele Board. It is not currently known which of the current directors of the Company will resign although the Company has agreed to use its reasonable best efforts to ensure that all nonemployee members of the Sciele Board remain as directors. To the extent the Sciele Board will consist of persons who are not nominees of Purchaser, the Sciele Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CERTAIN INFORMATION CONCERNING SCIELE

        The authorized capital stock of Sciele consists of 100,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. As of September 4, 2008, there were 32,356,389 shares of Sciele common stock issued and outstanding and there were no shares of preferred stock issued or outstanding.

        The common stock is the only class of voting securities of Sciele outstanding that is entitled to vote at a meeting of stockholders of Sciele. Each share of Sciele common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following tables set forth certain information regarding the beneficial ownership of Sciele's common stock as of September 4, 2008 by all persons known by Sciele to own beneficially more than five percent (5%) of the common stock, each director, each of the persons named as a Named Executive Officer in the Summary Compensation Table in this Information Statement, and all directors and executive officers as a group.

        Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares voting and/or investment power with his or her spouse, with respect to all shares of common stock listed as owned by that person or entity. Except as otherwise noted below, the address of each person listed below is Sciele's address.

        The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days of September 4, 2008 through the exercise of any stock option, warrant or other right. The inclusion in the following tables of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

        The following table sets forth information with respect to all persons who are known to Sciele to be the beneficial owner of more than five percent (5%) of outstanding shares of Sciele's common stock as of September 4, 2008.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Shares Beneficially Owned	Percent of Class
Common Stock	Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94163	2,620,762	8.1%
Common Stock	The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	2,492,747	7.7%

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Shares Beneficially Owned	Percent of Class
Common Stock	Barclays Global Investors UK Holdings Ltd 1 Churchill Place Canary Wharf London, England E14 5HP	2,206,705	6.8%
Common Stock	Putnam Investment Management, LLC. One Post Office Square Boston, Massachusetts 02109	2,053,120	6.3%
Common Stock	FMR Corporation (Fidelity Management and Research Group) 82 Devonshire Street Boston, MA 02109	1,963,100	6.1%
Common Stock	Morgan Stanley 1585 Broadway New York, NY 10036	1,868,262	5.8%

        The following table sets forth the shares of Sciele's common stock beneficially owned as of September 4, 2008 by Sciele's directors, its Named Executive Officers, and its directors and executive officers as a group. Except as otherwise noted, such persons have sole investment and voting power over the shares.

Title of Class	Name of Beneficial Owner	Amount and Nature of Shares Beneficially Owned	Percent of Class
Common Stock
	Pierre Lapalme(1)	23,125	*
	Jerry N. Ellis(2)	21,750	*
	Jerry C. Griffin, M.D.(3)	5,833	*
	William J. Robinson(4)	20,000	*
	Jon S. Saxe(5)	42,500	*
	Patrick J. Zenner(6)	62,005	*
	Patrick P. Fourteau(7)	428,242	1.3%
	Edward J. Schutter(8)	51,484	*
	Darrell Borne(9)	210,899	*
	Larry M. Dillaha, M.D.(10)	42,511	*
	Leslie Zacks(11)	73,175	*
	Joseph J. Ciaffoni	0	*
	All current directors and executive officers as a group (12 persons)	981,524	3.0%

*
Represents less than one percent ownership.

(1)
Includes 18,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days, 1,875 shares of restricted common stock and 3,250 shares owned outright.

(2)
Includes 19,250 shares of common stock issuable upon exercise of stock options exercisable within 60 days, 1,875 shares of restricted common stock and 625 shares owned outright.

(3)
Includes 1,875 shares of restricted common stock and 3,958 shares owned outright.

(4)
Includes 16,250 shares of common stock issuable upon exercise of stock options exercisable within 60 days, 1,875 shares of restricted common stock and 1,875 shares owned outright.

(5)
Includes 25,250 shares of common stock issuable upon exercise of stock options exercisable within 60 days, 1,875 shares of restricted common stock and 15,375 shares owned outright.

(6)
Includes 42,550 shares of common stock issuable upon exercise of stock options exercisable within 60 days, 1,875 shares of restricted common stock and 17,580 shares owned outright.

(7)
Includes 143,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days, 204,742 shares of restricted common stock and 80,000 shares owned outright.

(8)
Includes 39,792 shares of restricted common stock and 11,692 shares owned outright.

(9)
Includes 73,199 shares of common stock issuable upon exercise of stock options exercisable within 60 days, 129,100 shares of restricted common stock and 8,600 shares owned outright.

(10)
Includes 33,250 shares of restricted common stock and 9,261 shares owned outright.

(11)
Includes 43,750 shares of common stock issuable upon exercise of stock options exercisable within 60 days and 29,425 shares of restricted common stock.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF SCIELE

        The current directors and executive officers of Sciele are as follows:

Name	Age	Position
Patrick P. Fourteau	61	Chief Executive Officer, Director
Edward J. Schutter	57	President and Chief Operating Officer
Darrell Borne	46	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Larry M. Dillaha, M.D.	45	Executive Vice President, Chief Medical Officer
Leslie Zacks	40	Executive Vice President, Chief Legal and Compliance Officer, and Assistant Secretary
Joseph J. Ciaffoni	37	Executive Vice President, Chief Commercial Officer
Pierre Lapalme(1)(2)(4)	67	Chairman of the Board
Jerry N. Ellis(2)(3)	70	Director
Jerry C. Griffin, M.D.(1)(3)	63	Director
William J. Robinson(1)	60	Director
Jon S. Saxe(2)(3)(4)	72	Director
Patrick J. Zenner(3)(4)	61	Director

(1)
Member of the Mergers and Acquisitions Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Nominating and Corporate Governance Committee.

(4)
Member of the Compensation Committee.

        The Sciele Board is divided into three classes, with each class holding office for staggered three-year terms. Class A and Class B consist of two directors. The terms of the Class A Directors, Messrs. Fourteau and Ellis, expires in 2009. The terms of the Class B Directors, Messrs. Saxe and Griffin, expire in 2010. The terms of the Class C Directors, Messrs. Lapalme, Robinson, and Zenner expire in 2011.

Directors

        Jerry N. Ellis was elected a director in November 2000. His term as director will expire at the annual meeting of stockholders to be held in 2009. Mr. Ellis has over 30 years of auditing and accounting experience. From 1994 to 2000, Mr. Ellis was a consultant to Arthur Andersen LLP for services focusing on international auditing, audit committee practices, business risk management and training. From 1973 to 1994, he was a partner at Arthur Andersen LLP in their Dallas, Madrid and Chicago offices. From 1962 to 1973, Mr. Ellis was an auditor at Arthur Andersen LLP. Mr. Ellis is a director of Akorn, Inc. Mr. Ellis was an Adjunct Professor of Advanced Auditing at the University of Iowa from 2001 through 2006. He serves on the Board of Trustees as Vice Chairman of the Board of William Penn University. Mr. Ellis is a Certified Public Accountant and received a B.B.A. and an M.B.A. degree from the University of Iowa.

        Patrick P. Fourteau was elected a director in May 2004, and his current term as director will expire at the annual meeting of stockholders to be held in 2009. He has served as the Company's Chief Executive Officer since November 2003. From May 2003 until December 2007 he also served as President. From May 2003 through November 2003 he served as Chief Operating Officer. Mr. Fourteau is a seasoned pharmaceutical industry executive having over 25 years of industry experience, with particular expertise in executing sales strategies for pharmaceutical products. Prior to joining Sciele Pharma, Mr. Fourteau most recently served as President of Ventiv Health Sales from 2002 to 2003. His prior experience includes service as President of various divisions of St. Jude Medical from 1995 to 2000 and service as an executive with Eli Lilly prior to 1995. He holds a B.A. and a Masters in Mathematics from UC Berkeley and an M.B.A. from Harvard University.

        Jerry C. Griffin, M.D. was elected a director in October 2006, and his current term as director will expire at the annual meeting of stockholders to be held in 2010. Dr. Griffin is President of Griffin & Schwartz Scientific Services, Inc., which provides consulting and management services to pharmaceutical and medical device companies. From 1999 until 2006, Dr. Griffin served as president, chief executive officer and as a director of POINT Biomedical Corp., a development stage specialty pharmaceutical company. From 1992 through 1998, he served in various positions at InControl Inc. Prior to 1992 Dr. Griffin was Professor of Medicine and a member of the Cardiology faculty of the University of California at San Francisco. From 2001 until 2008, Dr. Griffin served on the board of directors of CryoCor, Inc., a company engaged in clinical trials of a novel percutaneous cryocatheter for the ablation of atrial flutter and fibrillation. Dr. Griffin serves on the boards of several private, development stage companies. Dr. Griffin received his M.D. degree from the University of Mississippi School of Medicine.

        Pierre Lapalme was elected a director in April 2000. His term as director will expire at the annual meeting of stockholders to be held in 2011. Mr. Lapalme served as the President and Chief Executive Officer of Ethypharm Inc. (North America), a global drug delivery systems company, from 1995 through July 2003. He is chairman of the board of directors of BioMarin Pharmaceutical Inc. and is a director of Bioxel Pharma, Inc. He is a former member of the board of directors of the National Pharmaceutical Council U.S.A. and of the Pharmaceutical Manufacturers Association of Canada (PMAC). From 1979 to 1990, Mr. Lapalme was Chief Executive Officer and President of Rhone-Poulenc Canada Inc. and Rhone-Poulenc Pharmaceuticals North America. He was appointed Senior Vice President and General Manager Rhone-Poulenc Rorer North America in 1990 and served in that position until 1994. Mr. Lapalme attended both the University of Western Ontario and INSEAD France.

        William J. Robinson was elected a director in April 2005. His term as director will expire at the annual meeting of stockholders to be held in 2011. In addition to being a director, Mr. Robinson serves as the Executive Vice President of Global Operations for the UCB Group. Mr. Robinson began his employment with the UCB Group in April 2005. Prior to being elected as a director, from 2004 to 2005 Mr. Robinson served as the Company's Interim Vice President of Commercial Organizational Development. From 2000 to 2004, Mr. Robinson served as the Vice President of Sales and Marketing (USA) of Eli Lilly. From 1998 to 2000, Mr. Robinson served as Vice President of Lilly Research Labs and team leader of the Prozac product team. From 1997 to 1998, Mr. Robinson served as Area

Director Asia Pacific region Singapore for Eli Lilly. From 1976 to 1997, Mr. Robinson served in various other capacities at Eli Lilly.

        Jon S. Saxe was elected a director in January 2000, and his current term as director will expire at the annual meeting of stockholders to be held in 2010. He also serves as a director of InSite Vision, SciClone Pharmaceuticals, Inc., Durect Corporation, Entelos, Inc. (chairman; which is a UK publicly traded company on the London stock exchange) and several private companies. From 1995 to 1999, he was President of PDL BioPharma, Inc. Prior to 1995, Mr. Saxe served as a Principal of Saxe Associates, the President, Chief Executive Officer and a director of Synergen, Inc. and held various positions including Vice President of Licensing and Corporate Development and Head of the Patent Law Department for Hoffmann-LaRoche, Inc. Mr. Saxe received a B.S. Ch.E. degree from Carnegie-Mellon University, a J.D. degree from George Washington University School of Law and an L.L.M. degree from New York University School of Law.

        Patrick J. Zenner was elected a director in May 2002. His term as director will expire at the annual meeting of stockholders to be held in 2011. From 1993 to 2001, Mr. Zenner served as President and Chief Executive Officer of Hoffmann-LaRoche Inc. and served on its Global Pharmaceutical Executive Committee. From 1969 to 1993, Mr. Zenner held various positions at Hoffmann-LaRoche including sales representative and Vice President and General Manager of Roche Laboratories. He is a director of Genron Corporation, Exact Sciences, Inc., West Pharmaceutical Services, Arqule, Inc., CuraGen Corp., Nextwave Pharmaceuticals Inc. and Xoma Ltd. and is also a director of two private companies. Mr. Zenner received a B.S.B.A. from Creighton University and an M.B.A. from Fairleigh Dickinson University.

Executive Officers

        Patrick P. Fourteau (Biographical information provided above).

        Edward J. Schutter was appointed President and Chief Operating Officer in December 2007 after serving as Executive Vice President and Chief Commercial Officer since April 2006. From 1990 to 2005, Mr. Schutter worked at Solvay Pharmaceuticals, Inc. where he was Vice President, Global Business Development and Licensing from 2003 to 2005. Prior to that, Mr. Schutter held various positions within Solvay Pharmaceuticals, Inc. including Director, Business Development, from 2001 to 2002, National Sales Director, Primary Care/Cardiovascular from 1999 to 2000, Western Area Sales Director from 1997 to 1998, Director, Business Information from 1995 to 1996, Director, Managed Care from 1993 to 1995 and Senior Product Manager, Women's Health from 1991 to 1992. Mr. Schutter holds a B.S. in Pharmacy from Mercer University and an M.B.A. from Kennesaw State University.

        Darrell Borne was appointed Chief Financial Officer in December 2002 and Treasurer and Secretary in January 2003 and made an Executive Vice President in March 2006. From 2000 to 2002, Mr. Borne worked for Elastic Networks, Inc., where he most recently served as Chief Financial Officer. Mr. Borne also worked from 1996 to 2000 for Rollins, Inc., where he most recently served as Vice President of Finance. Mr. Borne has previously held financial management positions at Rockdale Hospital, Mobil Corporation and Advanced Technology, Inc. Mr. Borne holds a B.A. in Accounting from the University of South Florida and an M.B.A. from Marymount University.

        Larry M. Dillaha, M.D. was appointed Executive Vice President, Chief Medical Officer in April 2006. From 2003 until joining the Company, Mr. Dillaha served as the Director, Medical Affairs for Sanofi-Aventis. Mr. Dillaha also served as the Medical Therapeutic Liaison for Sanofi-Synthelabo from 2002 until 2003. From 2000 to 2002, Mr. Dillaha was the Medical Director at Baptist Hospital Outpatient Primary Care Clinics. Mr. Dillaha earned his M.D. degree from the University of Tennessee. He also holds a B.A. in Biology from the University of Tennessee.

        Leslie Zacks was appointed Executive Vice President, Chief Legal and Compliance Officer and Assistant Secretary in May 2007. Prior to this appointment, Mr. Zacks served as the Company's Vice President of Legal and Compliance. Mr. Zacks has been an attorney in Atlanta, Georgia since 1994. From 2002 to 2004, Mr. Zacks worked at Hunton & Williams LLP where he was a partner in the Intellectual Property Litigation department. Mr. Zacks is a registered patent attorney who has litigated commercial and intellectual property disputes since 2000. Mr. Zacks has held associate positions from 2000 to 2002 at Powell, Goldstein, Frazer & Murphy LLP and from 1994 to 2000 at Webb, Carlock, Copeland, Semler and Stair, P.C. Mr. Zacks holds a J.D. and a B.A. in English from the University of Florida.

        Joseph J. Ciaffoni was appointed Executive Vice President, Chief Commercial Officer in July 2008 and confirmed by the Sciele Board in August 2008. Prior to joining Sciele, Mr. Ciaffoni was a National Vice President of Sales at Schering-Plough Corporation from May 2004-June 2008. From 2002 to 2004 Mr. Ciaffoni worked at Sanofi-Synthelabo in sales and marketing capacities, most recently having served as the Area Vice President of the Southeast. From 1994 to 2002 Mr. Ciaffoni held various positions in sales, regional marketing, operations and training and development at Novartis Pharmaceuticals Corporation, including Regional Sales Director from 2000-2002 and Executive Director, Field Operations 1999-2000. Mr. Ciaffoni holds a B.A. in Communications and an M.B.A. from Rutgers University.

CERTAIN LEGAL PROCEEDINGS

        The Company, certain former and current officers and directors are defendants in a consolidated securities lawsuit filed on August 22, 2002 in the United States District Court for the Northern District of Georgia. Plaintiffs in the class action alleged in general terms that we violated Sections 11 and 12(a) of the Securities Act of 1933 (the "Securities Act") and that we violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. In an amended complaint, Plaintiffs claim that we issued a series of materially false and misleading statements to the market in connection with our public offering on April 24, 2002 and thereafter relating to alleged "channel stuffing" activities. The amended complaint also alleged controlling person liability on behalf of certain of our officers under Section 15 of the Securities Act of 1933 and Section 20 of the Securities Exchange Act of 1934. Plaintiffs seek an unspecified amount of compensatory damages.

        On September 29, 2004, the U.S. District Court for the Northern District of Georgia held that the amended complaint was a "shotgun" pleading because it failed to properly link the allegations with the causes of action. The court indicated that it would dismiss, without prejudice, the class action lawsuit unless Plaintiffs amended their complaint to correct the pleading deficiencies and pay all of the Defendants' fees and costs associated with filing the motion to dismiss the lawsuit. Plaintiffs did not file a second amended complaint as permitted, but instead filed a motion asking the District Court to lift the condition in its September 29, 2004 order that they must pay Defendants' fees and costs before further amendment. On June 22, 2005, the District Court denied Plaintiffs' motion and gave them another opportunity to amend if they paid Defendants' fees and costs. Once again, Plaintiffs chose not to file a second amended complaint. Instead, Plaintiffs filed an appeal to the United States Court of Appeals for the Eleventh Circuit.

        On September 18, 2006, the Eleventh Circuit Court of Appeals affirmed the District Court's determination that the Amended Complaint was a "shotgun" pleading that did not satisfy the pleading requirements under the federal rules. The Court of Appeals, however, disagreed with the remedy ordered by the District Court. Instead of dismissing the Amended Complaint with a right to further amend if Plaintiffs paid Defendants' fees and costs, the Court of Appeals held that the District Court should have ordered Plaintiffs to replead under Federal Rule of Civil Procedure 12(e). The Court of Appeals also held that Plaintiffs' claims under the Securities Act of 1933 must meet the heightened pleading standards of Federal Rule of Civil Procedure 9(b) because those claims sound in fraud.

        Accordingly, the Court of Appeals vacated the District Court's orders and remanded with instructions to order a repleading. On April 20, 2007, Plaintiffs filed a second amended complaint. On June 29, 2007, the Company filed a motion to dismiss the second amended complaint, which currently is pending. No accrual is recorded in the Company's financial statements related to this case as the Company believes that its risk of loss is remote.

        The parties recently engaged in a mediation that led to an agreement in principle to settle all of the claims in the class action lawsuit. The settlement is to be entirely funded by the Company's insurance carriers. The parties have entered into a Memorandum of Understanding regarding certain terms of the settlement. The settlement is subject to preliminary and final approval by the District Court. The Company expects to receive these approvals during September 2008.

        Sciele is also involved with other various legal proceedings incident to the course of business. None of these proceedings are expected to have a material adverse effect on Sciele's consolidated financial statements.

BOARD AND COMMITTEE MATTERS

        During the fiscal year ended December 31, 2007, the Sciele Board held a total of thirteen (13) meetings and also took action by written consent. Each member of the Sciele Board who served on the Sciele Board during 2007 attended more than 75% of the meetings of the Sciele Board and committees of the Sciele Board of which he was a member.

Committee Overview

        Sciele has the following standing committees of the Sciele Board: Compensation Committee, Audit Committee, Nominating and Corporate Governance Committee and Mergers and Acquisitions Committee. Each committee, other than the Mergers and Acquisitions Committee, has a charter which is available for your review at the following website, www.sciele.com. You will find the charters by clicking "Investor Relations" and then "Committee Charters" under Corporate Governance. The information set forth on this website should not be deemed filed with, and is not incorporated by reference into, this Information Statement or any of Sciele's other filings under the Securities Act or the Exchange Act, except to the extent that Sciele specifically so provides. The Audit Committee reviewed and reaffirmed its charter in December 2007.

Compensation Committee

        The Compensation Committee is responsible for designing, evaluating and recommending salaries and incentive compensation plans, policies and programs for the Sciele Board, chief executive officer and executive officers, including, without limitation, annual and long-term incentive plans, and overseeing and accounting for Sciele's 2002 Stock Plan, the 2003 Nonqualified Stock Option Plan, the Employee Stock Ownership Plan, the 401(k) Plan, the Executive Deferred Compensation Plan, the 2007 Stock Incentive Plan and the general welfare benefit plans. In addition, the Compensation Committee is responsible for reviewing with management and recommending to the Board of Directors that it include the Compensation Discussion and Analysis and Tables in this Information Statement.

        The current members of the Compensation Committee are Patrick J. Zenner, Jon S. Saxe and Pierre Lapalme. During 2007, the Compensation Committee held two (2) meetings. Sciele's Board of Directors has determined that the members of our Compensation Committee are independent as defined in Rule 4200(a)(15) and 4350(c) of the National Association of Securities Dealers, Inc. ("NASD") Listing Standards for NASDAQ-listed companies.

Compensation Committee Interlocks and Insider Participation

        No member of the Compensation Committee is or has been an officer or employee of the Company. In addition, no member of the Compensation Committee had any relationships with the Company or any other entity that require disclosure under the proxy rules and regulations promulgated by the U.S. Securities and Exchange Commission.

Audit Committee

        The Audit Committee is responsible for: (i) serving as an independent and objective party to review the financial statements and management's discussion and analysis of financial condition and results of operations contained in Sciele's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, (ii) reviewing and appraising the audit efforts of Sciele's independent registered public accountants, (iii) providing an open avenue of communication among the independent public auditors, financial and senior management and the Board of Directors, (iv) pre-approving all audit and permissible non-audit services to be performed for Sciele by its independent registered public accountants, and (v) appointing, compensating, overseeing and, if applicable, replacing the independent registered public accountants which audit Sciele's financial statements. The current members of the Audit Committee are Jon S. Saxe, Jerry N. Ellis and Pierre Lapalme.

        During 2007, the Audit Committee held five (5) meetings. The Sciele Board has determined that the members of our Audit Committee are independent as defined in Rules 4200(a)(15) and 4350(c) of the NASD Listing Standards for NASDAQ-listed companies and have the knowledge and experience required by Rule 4350(d). The Sciele Board has also determined that Jerry N. Ellis is an audit committee financial expert, as defined by the regulations promulgated by the SEC.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee is responsible for: (i) establishing criteria for membership on the Sciele Board, (ii) identifying and recruiting individuals qualified to become members of the Sciele Board, (iii) reviewing and considering candidates to the Sciele Board recommended by stockholders, (iv) conducting appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates to the Sciele Board, (v) recommending qualified candidates for nomination to the Sciele Board, (vi) ensuring that the Audit, Compensation and Nominating and Corporate Governance Committees have the benefit of qualified and experienced "independent directors" as defined by the NASD Listing Standards for NASDAQ-listed companies and that the Audit Committee has the benefit of members with requisite knowledge and skills, including an audit committee financial expert, and (vii) developing and recommending to the Sciele Board, and then overseeing, a set of effective corporate governance policies and procedures applicable to Sciele. The current members of the Nominating and Corporate Governance Committee are Jerry N. Ellis, Patrick J. Zenner, Jon S. Saxe and Dr. Jerry C. Griffin.

        During 2007, the Nominating and Corporate Governance Committee held five (5) meetings. The Sciele Board has determined that the members of our Nominating and Corporate Governance Committee are independent as defined in Rule 4200(a)(15) of the NASD Listing Standards for NASDAQ-listed companies.

Mergers and Acquisitions Committee

        The Sciele Board maintains a Mergers and Acquisitions Committee that is responsible for advising Sciele with respect to the identification and realization of merger and acquisition opportunities. In 2007, the Mergers and Acquisitions Committee held four (4) meetings. The current members of the Mergers and Acquisitions Committee are Pierre Lapalme, William J. Robinson and Dr. Jerry C. Griffin.

CORPORATE GOVERNANCE MATTERS

Identifying Nominees

        The Nominating and Corporate Governance Committee identifies nominees for director on its own as well as by considering recommendations from other members of the Sciele Board, officers and employees of Sciele, and other sources that the committee deems appropriate. The Nominating and Corporate Governance Committee also considers stockholder recommendations for nominees for director subject to such recommendations being made in accordance with Sciele's Amended and Restated By-laws described below. In addition to the Nominating and Corporate Governance Committee Charter, Sciele has adopted Corporate Governance Guidelines that contain, among other matters, important information concerning the Nominating and Corporate Governance Committee's responsibilities with respect to the director nomination process. The Nominating and Corporate Governance Committee has a charter which is available for your review at the following website, www.sciele.com. You will find the charter by clicking "Investor Relations" and then "Committee Charters" under "Corporate Governance." The information set forth on this website should not be deemed filed with, and is not incorporated by reference into, this Information Statement or any of Sciele's other filings under the Securities Act or the Exchange Act, except to the extent that Sciele specifically so provides.

Stockholder Nominations

        Sciele's Amended and Restated By-laws provide that stockholders may nominate directors at any annual meeting, or special meeting called for the purpose of electing directors, by following certain procedures. The stockholder must be a stockholder on the date he or she provides Sciele timely notice of the nomination and must also be a stockholder on the record date for the stockholder meeting. In order for a stockholder to provide timely notice to Sciele of a nomination, the stockholder must deliver or mail the notice to the Secretary of Sciele at Five Concourse Parkway, Suite 1800, Atlanta, Georgia, 30328, and the notice must be received by the Secretary at that address (a) in the case of an annual meeting, not less than 90 days nor more than 130 days prior to the date of the anniversary of the previous year's annual meeting; provided, however, if the annual meeting is more than 30 days prior to or 60 days after the anniversary date of the previous year's annual meeting, then the notice must be received not later than the later of (i) the close of business 90 days prior to the annual meeting or (ii) the tenth (10th) day following the day on which the notice of the date of the annual meeting was mailed or publicly disclosed and (b) in the case of a special meeting, not later than the close of business on the tenth (10th) day following the day on which the notice of the date of the special meeting was mailed or publicly disclosed, whichever occurs first.

        The stockholder notice of the nomination must also contain certain types of information. The notice must set forth as to the proposed nominee the following: (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of Sciele which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for the election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. In addition, the notice must set forth as to the stockholder giving the notice the following: (i) the name and record address of the stockholder, (ii) the class or series and number of shares of capital stock of Sciele which are owned beneficially or of record by the stockholder, (iii) a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by the stockholder, (iv) a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (v) any other information relating to the stockholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for the election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Lastly, the notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

Evaluation of Prospective Nominees

        When evaluating prospective nominees, the Nominating and Corporate Governance Committee considers the current composition of the Sciele Board and the characteristics of each individual under consideration, including that individual's competencies, experience, reputation, integrity, independence, potential for conflicts of interest and other qualities the committee deems appropriate. When considering a director standing for re-election as a nominee, in addition to the attributes described above, the Nominating and Corporate Governance Committee also considers that individual's past contribution and future commitment to Sciele. The Nominating and Corporate Governance Committee evaluates the totality of the merits of each prospective nominee that it considers and does not restrict itself by establishing minimum qualifications or attributes. Additionally, the Nominating and Corporate Governance Committee will continue to seek to populate the Sciele Board with a sufficient number of independent directors to satisfy Nasdaq listing standards and SEC requirements. The Nominating and Corporate Governance Committee will also seek to assure that the Sciele Board, and consequently the Audit Committee, will have at least three independent members that satisfy Nasdaq financial and accounting experience requirements and at least one member who qualifies as an audit committee financial expert.

        There is no difference in the manner by which the Nominating and Corporate Governance Committee evaluates prospective nominees for director based on the source from which the individual was first identified.

Stockholder Communications with the Board of Directors

        We encourage stockholders to communicate with our Board by sending written correspondence to Sciele's Chairman of the Nominating and Corporate Governance Committee, at Five Concourse Parkway, Suite 1800, Atlanta, GA 30328. Sciele does not screen correspondence for content but may screen regular incoming mail for security reasons. The Chairman of the Nominating and Corporate Governance Committee and his duly authorized agents are responsible for collecting and organizing stockholder communications. Absent a conflict of interest, the Chairman of the Nominating and Corporate Governance Committee is responsible for evaluating the materiality of each stockholder communication and determining which stockholder communications are to be presented to the full Board or other appropriate body.

Current Independent Directors and Executive Sessions

        Sciele's Board has determined that Messrs. Ellis, Lapalme, Robinson, Saxe, Zenner and Griffin are independent as defined in Rule 4200(a)(15) of the NASD Listing Standards for NASDAQ-listed companies. The independent directors of the Sciele Board meet in executive session at least semi-annually.

Policy Regarding Attendance at Annual Meetings

        Historically, Sciele's annual meetings have been well attended by its directors. Last year each of the directors attended the annual meeting. In 2004, Sciele instituted a policy expressly encouraging directors to attend annual meetings.

Codes of Ethics

        Sciele has adopted a Code of Ethics for its Chief Executive Officer and senior financial officers. Sciele has also adopted a Code of Business Conduct and Ethics for all directors, officers and employees. Copies of each of these codes may be found at the website www.sciele.com. You will find the codes by clicking "Investor Relations" and then "Corporate Documents" under "Corporate Governance." Sciele intends to satisfy the disclosure requirement under Item 10 of Form 8-K by posting such information on its website.

        This year, the Sciele Board, at the recommendation of our Nominating and Corporate Governance Committee, adopted the following additional governance policies. The full text of these new policies may be found in our Corporate Governance Guidelines posted in our website under "Investor Relations" and then "Guidelines" under "Corporate Governance." The information set forth on this website should not be deemed filed with, and is not incorporated by reference into, this Information Statement or any of Sciele's other filings under the Securities Act or the Exchange Act, except to the extent that Sciele specifically so provides.

General Standards for Directors

        We strengthened the general standards for our directors by establishing desired attributes expected in our Directors and strengthening our expectations of their commitment to the Sciele Board and Company. We now state that certain factors shall be considered, such as time to devote to Sciele Board matters, skills, age and other factors.

Service on other Boards

        While not establishing a numerical limit for the total number of boards on which our directors may serve, we have made it clear that we expect our Directors to have sufficient time to devote to the Sciele Board. We now require each director to advise our Nominating and Corporate Governance Committee prior to accepting a position on another board.

Accelerated Vesting Policy

        In addition to the benefits of our Accelerated Vesting Plan, any non-employee director who has served on the Sciele Board for at least five years will have all unvested equity awards accelerated in full upon termination of service for any reason other than "for cause."

Stock Ownership Policy

        We now require our directors and senior executives to hold a certain amount of our stock and stock-based equity awards. The required holding levels depend on the office each person holds.

 EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

NAMED EXECUTIVE OFFICERS

        The executive compensation program for our named executive officers ("NEOs") is administered by the Compensation Committee of the Sciele Board, and described below. The NEOs for the fiscal year ended December 31, 2007 include our

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  Chief Executive Officer, Mr. Patrick P. Fourteau;

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  President and Chief Operating Officer, Mr. Edward J. Schutter;

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  Executive Vice President, Chief Financial Officer, Secretary and Treasurer, Mr. Darrell Borne;

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  Executive Vice President and Chief Medical Officer, Larry M. Dillaha, M.D.; and

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  Executive Vice President, Chief Legal and Compliance Officer and Assistant Secretary, Mr. Leslie Zacks.

        Two of our NEOs received a promotion in 2007. On December 4, 2007, Mr. Edward J. Schutter was promoted from the position of Executive Vice President and Chief Commercial Officer to the position of President and Chief Operating Officer. On May 16, 2007, Mr. Leslie Zacks was promoted from the position of Vice President, Legal and Compliance Officer to the position of Executive Vice President, Chief Legal and Compliance Officer and Assistant Secretary. The compensation of Mr. Schutter and Mr. Zacks were reviewed at the time of their promotion and change in responsibilities.

OVERVIEW OF EXECUTIVE COMPENSATION PHILOSOPHY AND OBJECTIVES

        The compensation of our NEOs is designed to be performance and retention based. Our "pay-for-performance" philosophy on both an individual and corporate level is among the fundamental tenets of our executive compensation program. We have adopted an approach to compensation comprised of a mix of short-term and long-term components that are designed to provide proper incentives and reward for our NEOs.

        Our intent regarding the compensation of our NEOs is to provide salary levels and compensation incentives that:

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  are competitive within the life science and pharmaceutical industry;

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  attract and retain talented and experienced executives;

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  motivate our executives to manage our business to meet our short-term and long-term business objectives;

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  align the interests of our executives and stockholders by motivating the executives to increase stockholder value; and

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  tie executive compensation to the achievement of certain short-term and long-term individual and corporate objectives.

PROCEDURES FOR DETERMINING COMPENSATION

        Our Compensation Committee has the overall responsibility for designing, evaluating and recommending annually to the Sciele Board salaries, incentive plan compensation, policies and programs for our NEOs.

        To fulfill its duties, the Compensation Committee annually reviews and evaluates corporate goals and objectives relevant to the compensation of the NEOs. To support setting corporate and individual goals and objectives and making compensation determinations, the Compensation Committee relies on the following:

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  input from our Chief Executive Officer for NEOs other than himself;

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  information from the peer group analysis and benchmark surveys prepared by an independent compensation consultant;

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  our corporate performance; and

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  the historical compensation of each NEO over a three-year period.

        While the Compensation Committee tends to rely heavily on the advice received from its independent compensation consultant, it supplements its analysis with the other factors. The Compensation Committee exercises broad discretion to determine how each factor translates into pay determinations, although the Compensation Committee consistently applies the compensation philosophies contained in this report.

ROLE OF THE CHIEF EXECUTIVE OFFICER

        The Compensation Committee relies on input from our Chief Executive Officer in setting each NEO's performance objectives, evaluating the actual performance of each NEO (other than the Chief Executive Officer) against those objectives and recommending appropriate salary and incentive awards to the Board of Directors. The Chief Executive Officer does not vote in Compensation Committee meetings, and participates solely to provide information and explanations regarding his compensation recommendations for other NEOs and employees. In its sole discretion, the Compensation Committee may accept or deny, in whole or in part, the recommendations of the Chief Executive Officer. The Compensation Committee evaluates the Chief Executive Officer's performance and recommends compensation levels to the Board of Directors. The Sciele Board has the final authority regarding the overall compensation structure for the NEOs. In its sole discretion, the Sciele Board may accept or deny, in whole or in part, the recommendations of the Compensation Committee. Generally, the Sciele Board accepts the recommendations of the Compensation Committee without adjustment.

INDEPENDENT COMPENSATION CONSULTANT

        The Compensation Committee is authorized under its charter to engage the services of independent compensation consultants from time to time. In 2007, the Compensation Committee engaged Aon Consulting to serve as independent compensation consultant and advisor to the Compensation Committee, and to evaluate the competitiveness of the Company's executive compensation program.

        In this capacity, Aon Consulting reviews Compensation Committee materials, assists the Compensation Committee with program design, generally provides advice to the Compensation Committee as compensation issues arise and provides recommendations on certain specific aspects of our compensation program.

        In 2006, Aon Consulting performed a peer group analysis and benchmark survey and recommended the compensation levels of our NEOs for fiscal year 2007. Aon Consulting analyzed two sources of data—the Radford Biotechnology Executive Survey (which is a recognized resource within the life science and pharmaceutical industry for compensation data) and comparative executive compensation levels, as published in the disclosures of peer pharmaceutical companies.

        When making compensation decisions for the NEOs, the Compensation Committee considers the compensation practices with respect to the five highest paid executives of similarly sized companies within the life science and pharmaceutical industry. The selected peer companies include:

•	Alpharma, Inc.	•	Kos Pharmaceuticals
•	Axcan Pharma	•	Medicines Co.
•	Barr Laboratories, Inc.	•	Medicis Pharmaceutical Corp.
•	Bentley Pharmaceuticals	•	Par Pharmaceutical Companies, Inc.
•	Bradley Pharmaceutical	•	Salix Pharmaceuticals Ltd.
•	Endo Pharmaceuticals	•	Sepracor
•	KV Pharmaceutical	•	Valeant Pharmaceuticals

        In addition, the Compensation Committee considered data from the Radford Biotechnology Executive Survey, which takes into account more than 500 companies. The Compensation Committee also takes into consideration that, as an Atlanta-based company, Sciele is not located in a major pharmaceutical industry center and recruiting is somewhat more challenging.

CORPORATE PERFORMANCE

        Our pay-for-performance philosophy emphasizes each individual's responsibility for high achievement, and provides a strong link between pay and performance on both an individual and Company level. Generally, our performance is measured by the following factors, which may vary as required by business conditions:

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  long-term and short-term strategic goals;

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  revenue goals;

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  profitability;

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  cash flow goals; and

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  new business creation.

        In setting these goals and measuring an NEO's performance against these goals, we consider the performance of our competitors and general economic conditions.

HISTORICAL COMPENSATION

        In setting compensation for each NEO, the Compensation Committee reviews each NEO's total annual compensation from the previous three years, including the various elements described below.

ELEMENTS OF COMPENSATION

        The compensation of our NEOs consists primarily of four major components:

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  base salary;

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  annual bonus;

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  long-term incentive awards; and

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  employee benefits programs:
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  retirement benefits (including both qualified and nonqualified plans)

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  heath and welfare benefits

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  perquisites and other benefits

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  severance and change in control benefits.

        In determining compensation packages for our NEOs, the Compensation Committee places greater emphasis on variable and long-term compensation over fixed and short-term compensation, particularly in the case of the Chief Executive Officer. Generally, Sciele aims for slightly below market median base salaries, near median total cash compensation, and fully competitive total compensation through above-market equity awards. We make a significant portion of our NEOs' compensation variable and long-term, which is consistent with our pay-for-performance executive compensation philosophy.

BASE SALARY

        In general, the base salaries are designed to provide a consistent base of income and to attract the appropriate level of talent. Consistent with our pay-for-performance compensation philosophy, each NEO's base salary is designed to be modest, yet competitive with comparable positions in the peer group companies. The Compensation Committee established as the target for the base salaries of our NEOs a range of the 25th to 75th percentile of base salary compensation paid to executives in comparable positions at the peer group companies and as set forth in general industry survey data. Specific compensation decisions were made using the range developed with individual variations based on sustained contributions, annual performance achievements, historical awards and experience in the position.

         Mr. Patrick P. Fourteau, Chief Executive Officer.    In December 2006, the Sciele Board increased the base salary of Mr. Fourteau from $325,000 to $375,000 to be effective January 1, 2007. The data from Aon Consulting indicated that Mr. Fourteau's previous base salary of $325,000 was just above the 25th percentile of the general industry survey data, and below the 25th percentile of the peer group analysis. The Compensation Committee, based in part upon the recommendation of Aon Consulting and in consideration of Mr. Fourteau's role as the chief executive officer, approved a 15% increase in Mr. Fourteau's base salary to $375,000 effective January 1, 2007. The increase established Mr. Fourteau's base salary between the 25th and 50th percentile of the general industry survey data. The Compensation Committee decided to utilize gradual salary increases, rather than a single substantial increase, to position Mr. Fourteau's base salary at or above the 25th percentile of the peer group level.

         Other Named Executive Officers.    In December 2006, the Sciele Board increased the base salaries for the other NEOs to be effective January 1, 2007. The base salary increases for each of the NEOs are shown in the Summary Compensation Table below. The data compiled by Aon Consulting indicated their previous base salaries were between the 25th and 50th percentile of the general industry survey data and the peer group analysis. The Compensation Committee, based in part upon the recommendation of Aon Consulting and in consideration of each NEO's performance, approved base salary increases effective January 1, 2007. Effective May 16, 2007, Mr. Zacks received an increase in his base salary from $230,000 to $250,000 in connection with his promotion.

        In December 2007, the Sciele Board approved adjustments to the NEOs' annual rates of salary for fiscal year 2008. The annual rates of salary for fiscal year 2007, as well as the immediately preceding and subsequent years are presented in the table below:

Executive	2008	2007	2006
Patrick P. Fourteau Chief Executive Officer	397,500	375,000	325,000
Edward J. Schutter President and Chief Operating Officer	325,000	280,000	260,000
Darrell Borne Executive Vice President, Chief Financial Officer, Secretary and Treasurer	297,000	280,000	240,000
Larry M. Dillaha, M.D. Executive Vice President and Chief Medical Officer	260,000	240,000	200,000
Leslie Zacks Executive Vice President, Chief Legal and Compliance Officer and Assistant Secretary	260,000	250,000	205,000

In connection with Mr. Schutter's promotion to President and Chief Operating Officer, the Sciele Board increased Mr. Schutter's base salary for 2008 to $325,000.

ANNUAL BONUS

        Consistent with our pay-for-performance philosophy, we award competitive annual incentive bonuses. When analyzed in the context of "total cash compensation" (base salary and bonuses), the NEO's total cash compensation should fall within the 25th to 75th percentile range of the total cash compensation paid to executives in comparable positions at companies listed in the peer group and, as appropriate, the general industry.

        Bonuses are determined based on pre-established corporate goals and are intended to be exempt from the limitation on compensation deductions under Section 162(m) of the Internal Revenue Code. The annual incentive plan is generally structured as follows, with changes made from year to year to reflect changing business needs and competitive circumstances:

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  At the beginning of each fiscal year, the Compensation Committee establishes performance measures and goals, which typically include financial metrics, development metrics and new product acquisitions. The Compensation Committee typically assigns a weight value based upon the overall goals in order to ensure a balanced approach to the various factors applied to determining bonus amounts. The Compensation Committee also establishes target thresholds required to earn an award and maximum payout percentages.

  •
  Also at the beginning of each fiscal year, the Compensation Committee establishes payout targets for each NEO. The Compensation Committee generally establishes the individual payout targets for each NEO based on the executive's position, level of responsibility and review of the compensation information from our peer group and published industry surveys.

  •
  After the close of each fiscal year, the Compensation Committee determines performance against the pre-established metrics for the Company. The NEOs receive a bonus based on their individual payout target percentage and the Company's performance relative to the specific performance goal.

        For fiscal year 2007, the pre-established corporate performance goals were: (1) revenue goals, (2) profitability, (3) development metrics, and (4) acquisitions. The Company has determined that disclosing the specific performance targets and actual results under its incentive program would result in competitive harm by revealing to our competitors our earnings targets, product developments, and targeted acquisitions. However, the fiscal year 2007 payout thresholds on these corporate measurements were considered challenging when established. We believe the performance goals were difficult to achieve due to increased competition, difficulties in acquiring or developing new products and overall economic conditions. The table below sets forth the percentage of the goals that were achieved.

Fiscal 2007 Annual Short-Term Incentive Compensation Results

	Revenue Goals	Profitability	Research & Development Metrics	Acquisitions
Percent of goal achieved in 2007	105%	95%	100%	Significantly above 100%

        In January 2008, the Compensation Committee recommended and the Sciele Board approved an increase in Mr. Schutter's fiscal year 2007 bonus potential from $117,000 to a target amount of $168,000 and maximum amount of $210,000, in recognition of Mr. Schutter's exceptional contributions to the Company as its Chief Commercial Officer. In connection with Mr. Schutter's promotion to President and Chief Operating Officer in December 2007, the Sciele Board further increased Mr. Schutter's fiscal year 2008 target and maximum bonus potentials to $227,500 and $341,250, respectively, which represent 70% and 105% of his fiscal year 2008 salary. The fiscal year 2007 target and maximum bonus payouts, expressed as a percentage of compensation, are set forth in the table below:

Fiscal Year 2007 Potential Bonus Payments
(Expressed as a percentage of salary)

Executive	Target (%)	Maximum (%)
Patrick P. Fourteau Chief Executive Officer	100	150
Edward J. Schutter President and Chief Operating Officer	60	75
Darrell Borne Executive Vice President, Chief Financial Officer, Secretary and Treasurer	70	105
Larry M. Dillaha, M.D. Executive Vice President and Chief Medical Officer	50	50
Leslie Zacks Executive Vice President, Chief Legal and Compliance Officer and Assistant Secretary	50	50

        The benchmark targets for bonus awards for the NEOs are set between the 25th to 75th percentile of the peer group analysis. These targets reflect the Compensation Committee's objective of continuing to grow the Company, leading to an increase in stockholder value. The actual bonus payments are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table; the target and maximum bonus payments are reported in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column of the Grants of Plan-Based Awards Table.

LONG-TERM INCENTIVE AWARDS

        We grant equity incentive awards to align the interests of our NEOs with our stockholders by providing our NEOs with strong incentives to increase stockholder value. Consistent with our pay-for-performance compensation philosophy, we grant above-market long-term (equity) incentives. The benchmark targets for equity awards for the NEOs are set between the 25th to 75th percentile of the peer group analysis.

        In fiscal year 2007, the Sciele Board adopted the Sciele Pharma, Inc. 2007 Stock Incentive Plan (the "2007 Plan"), to provide incentives and awards to select employees, directors, consultants, and advisors of the Company and its affiliates. Once the 2007 Plan became effective, the Company ceased to make additional awards under the 2002 Stock Plan (the "2002 Plan") or the 2003 Nonqualified Stock Option Plan (the "2003 Plan"). Although no new awards were issued under the 2002 Plan and the 2003 Plan, nor will there be new awards thereunder, the plans shall continue to exist and their provisions shall guide all awards that were granted under those plans prior to the effective date of the 2007 Plan. Any unexercised or unvested shares shall be allocated to the reserve of shares available for issuance.

        The Sciele Board adopted the 2007 Plan to provide the Company with greater flexibility to have an increased reserve of common stock available for future equity awards and to make future awards in a form other than the limited stock options and stock awards offered under the 2002 and 2003 Plans. The 2007 Plan provides for stock options, stock appreciation rights, restricted stock, restricted share units, deferred share units and performance based awards. In addition, the 2007 Plan permits the recapture or forfeiture of equity awards issued thereunder for violations of post-termination loyalty agreements.

        The Company generally grants restricted share units for NEOs in December of each fiscal year for the following fiscal year. Restricted share units represent unissued shares of our common stock. We do not issue the stock until the applicable vesting requirements are satisfied. When the vesting requirements are satisfied, the executive receives shares of our common stock without restriction. The restricted share units can be time vested (typically over a three-to-five-year period), performance-vested or a combination of both.

        A portion of the restricted share units issued to the NEOs on December 5, 2007 vest ratably over four years commencing on the first anniversary of the date of grant; the remainder of the restricted share units granted on that date vest in accordance with a five-year cliff vesting schedule that may vest ratably over three years upon the achievement of certain performance metrics. The performance metrics are established by the Sciele Board and are described within the "Annual Bonus" section of this Compensation, Discussion and Analysis. The achievements of these corporate measurements were considered challenging, when established, because of increased competition, difficulties in acquiring or developing new products and overall economic conditions. The number of restricted share units granted to each NEO and the percentage of such awards granted with a four-year gradual vesting schedule, compared with those awarded with a five-year cliff vesting schedule, varies based on the executive's position and responsibilities. Since the Chief Executive Officer, the President, and the Chief Financial Officer have more ability to affect strategy and performance, their equity awards are more heavily weighted in the direction of the five-year cliff vesting schedule with a performance-based feature to accelerate the award. The table below sets forth the December 5, 2007 grants:

Restricted Share Unit Awarded December 5, 2007 for the 2008 Fiscal Year
(by Percentage Granted by Vesting Schedules)

Executive	# Units	4-year gradual %	5-year cliff %
Patrick P. Fourteau Chief Executive Officer	123,000	30	70
Edward J. Schutter President and Chief Operating Officer	62,000	30	70
Darrell Borne Executive Vice President, Chief Financial Officer, Secretary and Treasurer	56,000	30	70
Larry M. Dillaha, M.D. Executive Vice President and Chief Medical Officer	32,000	50	50
Leslie Zacks Executive Vice President, Chief Legal and Compliance Officer and Assistant Secretary	32,000	50	50

        During fiscal year 2007 Mr. Zacks was promoted to the position of Executive Vice President, Chief Legal and Compliance Officer. On May 18, 2007, we granted to Mr. Zacks 10,000 restricted share units in recognition of his promotion and assumption of additional responsibilities. The restricted share units award vests ratably over four years commencing on the first anniversary of the grant and on each anniversary thereafter. Mr. Schutter, the President and Chief Operating Officer, was appointed to this position in December 2007. Accordingly, his increase in restricted stock awards reflects his promotion and attendant increase in responsibilities. Awarding restricted stock rather than options generally reduces dilution of our issued and outstanding stock, resulting in the Company's ability to issue fewer equity-based awards for the same value. Further, the Company believes that restricted stock has greater executive retention value than do options.

EMPLOYEE BENEFITS PROGRAMS

        Based on the Aon Consulting report, the executive benefits for the Company's NEOs are competitive with its peers.

         Retirement benefits.    Sciele provides a 401(k) plan with a 50 percent match on employee contributions up to 10 percent of salary (subject to regulatory limits).

        We maintain an Employee Stock Ownership Plan ("ESOP") in which all of our employees meeting certain tenure requirements are eligible to participate. The Company has broad discretion to determine the number of shares of common stock, if any, that will be contributed to the ESOP. The Company contributed 32,417 shares of common stock to the plan in January 2008 for the 2007 plan year.

        Effective as of fiscal year 2007, the Sciele Board adopted the Sciele Pharma, Inc. Deferred Compensation Plan. The Deferred Compensation Plan is designed to permit designated executives and directors to accumulate additional income for retirement and other personal financial goals. The nonqualified deferred compensation plan enables executives or directors to make elective deferrals of up to 75% of salary and up to 100% of bonuses, restricted stock awards, or board fees to which the individual will become entitled in the future. We provide matching contributions based on the participant's deferred base salary; but in no event will the amount of matching contributions to this plan plus the amount of matching contributions made on behalf of the participant under the 401(k) Plan exceed 50% of the lesser of (i) the limit set forth in Section 402(g)(1)(B) of the Internal Revenue Code or (ii) 10% of total compensation. We may also provide discretionary contributions, subject to a four-year vesting schedule. No discretionary or matching Company contributions were made to the Deferred Compensation Plan on behalf of any participant for 2007. The Deferred Compensation Plan is maintained as an unfunded plan and is designed to comply with Section 409A of the Internal Revenue Code. Amounts credited to the Deferred Compensation Plan as NEO deferrals or Company contributions may also be credited with earnings (or losses) based upon investment selections made by each executive. NEOs may elect whether they will receive a distribution of their Deferred Compensation Plan account balances upon termination of employment or at a specified date. Distributions can be made in a lump sum or in annual installments up to 10 years. Upon the participant's separation from service, death, disability, or incurring an unforeseeable financial emergency, or a change in control by the Company, the account balances under this plan may be paid prior to the specified date elected by the participant.

         Health and welfare benefits.    Our benefits philosophy is to provide employees protection from catastrophic events and to offer competitive health and welfare benefits. In addition to standard employee benefits (medical, dental, life, short and long-term disability, and flexible spending accounts), the Company established an Executive Supplemental Life Insurance Plan ("ESLIP") and an Executive Supplemental Disability Insurance Plan ("ESDIP").

        The ESLIP is an insurance arrangement designed to provide a pre-retirement and post-retirement death benefit targeted at $250,000. Under the ESLIP, the Company purchases a cash value life insurance policy on the executive's life. The executive owns the policy and has the right to designate the policy beneficiary. The Company provides the executive with a bonus each year equal to the annual premium for the targeted coverage and a "gross-up" to help offset the executive's tax liability. While additional to the Company's standard group life policy, the Company believes this total benefit to be on the low end of market competitive. In April 2008, we changed the policy provisions to provide life insurance for the NEOs to an amount of $500,000 to provide additional coverage.

        The ESDIP is a disability insurance arrangement designed to provide additional long-term individual disability income replacement. Under the ESDIP, the executive applies for an individual disability insurance policy to supplement the existing group long-term disability plan. The ESDIP covers base salary and bonus pay. Premiums are paid by Sciele and are taxable to the executive as imputed income. The amount of coverage varies by executive and is designed to provide up to 75% of base salary and bonus up to $15,000 per month after a period of 180 days of disability. Premiums are paid by the Company and are taxable to the employees as imputed income.

         Perquisites.    With respect to perquisites, the Company pays the reasonable commuting expenses of Mr. Fourteau between his home and the Company's corporate offices, which include airfare, transportation expenses, hotel expenses and meal expenses while in commute. In addition, because of the nominal cost to the Company, the Compensation Committee determined in 2007 that it was in the Company's and the executives' best interests to provide the NEOs with subsidized health club memberships. Other than the Company-subsidized health club costs and Mr. Fourteau's commuting expenses, we do not provide our NEOs with any perquisites.

         Severance and Change in Control Benefits.    In December 2007, we amended the employment agreements of our NEOS for compliance with Section 409A of the Internal Revenue Code. Under the prior employment agreements with the NEOs, the Chief Executive Officer and Chief Financial Officer would receive greater post-separation benefits than the other NEOs. The Compensation Committee determined that we should provide severance and change in control benefits in equal amounts to all NEOs to provide consistent and market-competitive treatment. Accordingly, the employment agreements for all NEOs now provide the following severance benefits payable to a NEO upon an involuntary termination of employment for any reason other than cause, or death:

  •
  a lump sum equal to one year's worth of base salary;

  •
  a lump sum equal to 100% of the bonus paid in the immediately preceding year;

  •
  12 months of COBRA coverage; and

  •
  immediate vesting of unvested stock options and stock awards.

        Upon an involuntary termination of employment or resignation for good reason within one year following a change in control of the Company, the employment agreements provide for the following severance benefits:

  •
  a lump sum equal to two year's worth of base salary;

  •
  a lump sum equal to 200% of the bonus paid in the immediately preceding year;

  •
  24 months of COBRA coverage; and

  •
  immediate vesting of certain unvested stock options and stock awards.

        The payment of benefits is conditioned upon the NEO executing a general release in favor of the Company and agreeing to covenants providing for the confidentiality of Company information, one year non-competition, and a one year of non-solicitation. The estimated post-employment payments are reported in the Potential Payments upon Termination Table below.

         Amendments to Employment Agreements in Connection with Merger Agreement.    As is more fully discussed in the Schedule 14D-9 accompanying this Information Statement and in the Company's Current Report on Form 8-K filed on September 3, 2008, on September 1, 2008, and as a condition to the Parent's willingness to enter into the Merger Agreement, the Company entered into agreements (the "Amended and Restated Employment Agreements") with each of Patrick Fourteau, Edward Schutter, Darrell Borne, Leslie Zacks, Larry Dillaha and Joseph Ciaffoni which amend and restate their existing employment agreements with the Company. The Amended and Restated Employment Agreements will become effective only upon consummation of the Merger.

ACCOUNTING AND TAX IMPLICATIONS

         Deductibility of Executive Compensation.    Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for compensation in excess of $1 million paid to covered employees. Compensation is specifically exempt from the deduction limit to the extent that it does not exceed $1 million during any fiscal year or is "performance based" as defined in Section 162(m) of the Internal Revenue Code. The Compensation Committee considers the net cost to the Company, and its ability to effectively administer the executive compensation program in the interests of the stockholders. No amounts were paid that were not deductible under Section 162(m).

         Section 409A Compliance.    We have designed our compensation programs and awards to NEOs to be exempt from, or to comply with, Section 409A of the Internal Revenue Code. Our Compensation Committee is authorized to take certain actions with respect to various elements of compensation to avoid the potential imposition of additional income tax liability to the executive officers under Section 409A, as permitted by regulations promulgated by the United States Treasury Department and other applicable guidance.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        The Compensation Committee is responsible for the oversight of the Company's compensation programs on behalf of the Sciele Board. In fulfilling these responsibilities, the Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Information Statement.

        Based on the review and discussions referred to above, the Compensation Committee recommended to the Sciele Board that the Compensation Discussion and Analysis be included in this Information Statement.

COMPENSATION COMMITTEE

Patrick J. Zenner—Chairman
Jon S. Saxe
Pierre Lapalme

EXECUTIVE COMPENSATION TABLES

2007 Summary Compensation Table

        The information included in the Summary Compensation Table below reflects the compensation earned by our Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers in 2007—our NEOs.

Executive and Positions	Year	Salary			Stock Awards(3)		Option Awards(3)		Non-Equity Incentive Plan Comp.			All Other Compensation (6)		Total
Patrick P. Fourteau Chief Executive Officer	2007 2006	$ $	375,000 325,000	(1)	$ $	1,969,694 912,901	$ $	1,726,203 1,758,892	$ $	562,500 342,875	(4)(5)	$ $	89,096 52,730	$ $	4,722,493 3,392,398
Edward J. Schutter President and Chief Operating Officer	2007 2006	$ $	278,333 195,000	(2)	$ $	474,706 137,981	$ $	— —	$ $	210,000 117,000	(7)	$ $	34,876 16,509	$ $	997,919 466,490
Darrell Borne Executive Vice President, Chief Financial Officer, Secretary and Treasurer	2007 2006	$ $	280,000 240,000	(1)	$ $	1,180,734 635,826	$ $	408,487 500,585	$ $	294,000 177,360	(4)(5)	$ $	29,077 18,373	$ $	2,192,298 1,572,144
Larry M. Dillaha, M.D. Executive Vice President and Chief Medical Officer	2007 2006	$ $	239,167 179,352	(2)	$ $	356,084 71,538	$ $	— —	$ $	120,000 97,250	(4)(5)	$ $	19,899 15,000	$ $	735,150 363,140
Leslie Zacks Executive Vice President, Chief Legal and Compliance Officer and Assistant Secretary	2007 2006	$ $	242,500 205,000		$ $	320,452 138,538	$ $	181,250 181,295	$ $	125,000 102,500	(4)(5)	$ $	24,149 17,953	$ $	893,351 645,286

(1)
Mr. Fourteau and Mr. Borne deferred $37,500 and $8,400, respectively, of their 2007 salary, pursuant to the Sciele Pharma, Inc. 2007 Deferred Compensation Plan.

(2)
Mr. Schutter and Dr. Dillaha commenced employment during 2006 with annual rates of base salary of $260,000 and $200,000, respectively. Their base salaries reported reflect the compensation actually paid during 2006 for the partial year of services.

(3)
The amounts in the stock awards and option awards columns reflect the dollar amount recognized for awards issued pursuant to the Sciele Pharma, Inc. 2002 Stock Plan and 2007 Stock Incentive Plan for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with FAS 123(R). Consequently, the figures include amounts from awards granted in and prior to 2007. See the Summary of Significant Accounting Policies in footnote 1 of the Company's Form 10-K for the year ended December 31, 2007 for a complete description of the FAS 123(R) valuation.

(4)
The cash bonus payable is computed by multiplying the 2007 Base Salary by the "bonus potential" in the case of the Chief Executive Officer and the Chief Financial Officer. For all other named executive officers, the target and maximum bonus payouts are set at a fixed dollar amount. The "bonus potential" is a percentage that was determined by ascertaining the extent to which the Company meets certain performance goals. The goals are weighted differently for each executive based on their areas of responsibility. The table below shows the goals and the percentage achieved in 2007 for each:

	Revenue Goals	Profitability	Research & Development Metrics	Acquisitions
% of goal achieved in 2007	105%	95%	100%	Significantly above 100%
(5)
Although the Company exceeded the threshold under which a maximum bonus would be paid, the bonus is capped. Please refer to the target and maximum bonus payments reported in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column of the Grants of Plan-Based Awards Table.

(6)
All Other Compensation for 2007:

Executive	401(k)	AD&D	STD	LTD	Health Ins.	Health Club	Commute	Total
Fourteau	7,750	18,544	2,609	10,641	9,566	550	39,436*	89,096
Schutter	7,750	9,204	1,862	5,837	9,554	669	—	34,876
Borne	7,750	4,311	1,906	4,944	9,566	600	—	29,077
Dillaha	7,750	3,402	1,598	702	5,837	600	—	19,899
Zacks	7,750	2,652	1,615	1,978	9,554	600	—	24,149

  *
  Mr. Fourteau's commuting expenses consisted of (i) taxi, limousine, parking and gas expenses of $8,584; (ii) airfare of $18,286; (iii) lodging of $11,583; and (iv) meals of $983.

(7)
In January 2008, the Compensation Committee recommended and the Board of Directors approved an increase in Mr. Schutter's bonus potential from $117,000 to a target amount of $168,000 and maximum amount of $210,000 in recognition of Mr. Schutter's exceptional contributions to the Company as its Chief Commercial Officer.

 Grants of Plan-Based Awards

        The following table provides information concerning the annual and long-term incentive awards granted to each of our NEOs in 2007.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
					All Other Stock Awards: Number of Shares of Stock or Units(2) (c)		Grant date Fair Value of Stock and Option Awards(8) (d)
Name	Grant Date	Target (a)	Maximum (b)
Patrick P. Fourteau	—	$375,000	$562,500		—		—
	12/5/2007	—	—		36,900	(3)(6)	$811,800
	12/5/2007	—	—		86,100	(4)(6)	$1,894,200
Edward J. Schutter	—	$168,000	$210,000		—		—
	12/5/2007	—	—	(5)	18,600	(3)(6)	$409,200
	12/5/2007	—	—		43,400	(4)(6)	$954,800
Darrell Borne	—	$196,000	$294,000		—		—
	12/5/2007	—	—		16,800	(3)(6)	$369,600
	12/5/2007	—	—		39,200	(4)(6)	$862,400
Larry M. Dillaha, M.D.	—	$120,000	$120,000		—		—
	12/5/2007	—	—		16,000	(3)(6)	$352,000
	12/5/2007	—	—		16,000	(4)(6)	$352,000
Leslie Zacks	—	$125,000	$125,000		—		—
	5/18/2007	—	—		10,000	(3)(7)	$240,000
	12/5/2007	—	—		16,000	(3)(6)	$352,000
	12/5/2007	—	—		16,000	(4)(6)	$352,000

(1)
The amounts shown in columns (a) and (b) reflect the target and maximum payments that may be made to the named executive officers. The actual bonus payments are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(2)
The amounts reported in column (c) reflect the number of shares of common stock subject to the restricted share units granted to each named executive officer during the year under the 2007 Stock Incentive Plan.

(3)
The restricted share units vest in 25% increments beginning on the first anniversary of the grant and on each anniversary thereafter.

(4)
The restricted share units vest when the Company achieves certain performance based metrics or on the fifth anniversary of the date of grant. Upon the Company's achievement of certain performance metrics, the five year awards may vest over three years. The performance metrics are set each plan year by the Sciele Board and relate to revenue, EBITDAS, and new revenue source goals.

(5)
In January 2008, the Compensation Committee recommended and the Sciele Board approved an increase in Mr. Schutter's bonus potential from $117,000 to a target amount of $168,000 and maximum amount of $210,000 in recognition of Mr. Schutter's exceptional contributions to the Company as its Chief Commercial Officer.

(6)
The restricted share units granted on December 5, 2007 are for the year ending December 31, 2008.

(7)
In conjunction with Mr. Zacks' promotion to Executive Vice President and Chief Legal and Compliance Officer and Assistant Secretary, Mr. Zacks received a grant of 10,000 restricted share units that vest in 25% increments beginning on the first anniversary of the grant and on each anniversary thereafter.

(8)
The amounts reported in column (d) reflect the grant date fair values for awards issued pursuant to the Sciele Pharma, Inc. 2007 Stock Incentive Plan for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with FAS 123(R). See the Summary of Significant Accounting Policies in footnote 1 of the Company's Form 10-K for the year ended December 31, 2007 for a complete description of the FAS 123(R) valuation.

Outstanding Equity Awards at December 31, 2007

        The following table provides information regarding outstanding stock option awards and unvested restricted stock or restricted share unit awards held by each NEO as of December 31, 2007.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price		Option Expiration Date(1)	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Patrick P. Fourteau	52,500	—				—	—
	200,000	—	$10.47		11/17/2010	—	—
	100,000	—	$11.46		12/22/2010	—	—
	12,500	25,000	$21.34		12/8/2011	—	—
	9,375	28,125	$15.79	(3)	1/24/2013	—	—
	—	—	$15.79	(2)	1/24/2013	351,750	$7,193,288
Edward J. Schutter	—	—	—		—	110,750	$2,264,838
Darrell Borne	50,000	—				—	—
	6,666	13,334	$21.34		12/8/2011	—	—
	5,000	15,000	$15.79	(3)	1/24/2013	—	—
	—	—	$15.79	(2)	1/24/2013	197,250	$4,033,763
Larry M. Dillaha, M.D.	—	—	—		—	72,500	$1,482,625
Leslie Zacks	25,000	—				—	—
	12,500	12,500	$21.82		1/3/2012	—	—
	—	—	$21.82	(2)	1/3/2012	76,375	$1,561,869

(1)
The expiration date of each option occurs seven years after the date of grant.

(2)
The option award vests in 25% increments beginning on the first anniversary of the grant and on each anniversary thereafter.

(3)
The option award cliff vests on the fifth anniversary of the date of the grant. Upon the Company's achievement of certain performance metrics, the five-year cliff vesting schedule may be accelerated to a three-year gradual vesting schedule.

 Option Exercises and Stock Vested

        The following table provides information regarding the number of stock options that were exercised by NEOs during the last fiscal year. The table also provides information regarding the vesting of restricted stock or restricted share unit awards during the last fiscal year.

	Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise		Value Realized on Exercise	Number of Shares Acquired on Vesting		Value Realized on Vesting
Patrick P. Fourteau	152,500	(1)	$2,648,538	96,250	(3)	$2,420,925
Edward J. Schutter	—		—	16,250	(4)	$380,225
Darrell Borne	51,875	(2)	$1,045,700	61,250	(5)	$1,557,400
Larry M. Dillaha, M.D.	—		—	13,500	(6)	$319,345
Leslie Zacks	—		—	14,375	(7)	$358,400

(1)
Reflects shares received upon exercise of options granted pursuant to the 2002 Stock Plan. Included in the amount exercised are 52,500 shares form options granted in May 2003 and 100,000 shares from options granted in November 2003.

(2)
Reflects shares received upon exercise of options granted pursuant to the 2002 Stock Plan. Included in the amount exercised are 40,000 shares from options granted in June 2003; 1,875 shares from options granted in January 2003; and 10,000 shares from options granted in December 2002.

(3)
Reflects the vesting of shares granted pursuant to the 2002 Stock Plan. Included in the amount vested are 17,500 shares from restricted shares granted in January 2006; 28,750 shares from restricted shares granted in December 2006; and 50,000 shares from restricted shares granted in October 2005.

(4)
Reflects the vesting of shares granted pursuant to the 2002 Stock Plan. Included in the amount vested are 7,500 shares from restricted shares granted in April 2006 and 8,750 shares from restricted shares granted in December 2006.

(5)
Reflects the vesting of shares granted pursuant to the 2002 Stock Plan. Included in the amount vested are 8,750 shares from restricted shares granted in January 2006; 15,000 shares from restricted shares granted in December 2006; and 37,500 shares from restricted shares granted in October 2005.

(6)
Reflects the vesting of shares granted pursuant to the 2002 Stock Plan. Included in the amount vested are 1,000 shares from restricted shares granted in April 2006; 7,500 shares from restricted shares granted in December 2006; 2,500 shares from restricted shares granted in February 2006; and 2,500 shares from restricted shares granted in August 2006.

(7)
Reflects the vesting of shares granted pursuant to the 2002 Stock Plan. Included in the amount vested are 4,375 shares from restricted shares granted in January 2006; 3,750 shares from restricted shares granted in December 2006; and 6,250 shares from restricted shares granted in October 2005.

 Non-Qualified Deferred Compensation Plan

        The following table provides information with respect to non-qualified deferred compensation plans for each of the NEOs.

Name	Executive Contributions in Last FY(1)	Registrant Contributions in Last FY	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at last FYE
Patrick P. Fourteau	$37,500	—	$52	—	$37,552
Edward J. Schutter	$—	—	$—	—	$—
Darrell Borne	$8,400	—	$12	—	$8,412
Larry M. Dillaha, M.D.	$—	—	$—	—	$—
Leslie Zacks	$—	—	$—	—	$—

(1)
Reflects salary deferrals and earnings under the Sciele Pharma, Inc. 2007 Deferred Compensation Plan.

 Potential Payments Payable Upon a December 31, 2007 Termination Event

        The following table provides information with respect to potential severance benefits. Under the employment agreements, benefits are payable to a NEO upon an involuntary termination of employment for any reason other than cause, permanent disability or death. Post-termination benefits consist of:

Executive/Termination Event	Cash Severance Payment		Continuation of Employer-Paid Health Insurance		Acceleration of Stock Awards(5)	Acceleration of Stock Options(5)		Total Termination Benefits
Patrick P. Fourteau
Without Cause or Death	$717,875	(1)	$9,566	(3)	$7,193,288	$247,563		$8,168,292
Involuntary or good reason after change in control (CIC)	$1,435,750	(2)	$19,133	(4)	$7,193,288	$247,563		$8,895,734
Edward J. Schutter
Without Cause or Death	$397,000	(1)	$9,554	(3)	$2,264,838	$—		$2,671,392
Involuntary or good reason after CIC	$794,000	(2)	$19,107	(4)	$2,264,838	$—		$3,077,945
Darrell Borne
Without Cause or Death	$457,360	(1)	$9,566	(3)	$4,033,763	$132,036		$4,632,725
Involuntary or good reason after CIC	$914,720	(2)	$19,133	(4)	$4,033,763	$132,036		$5,099,652
Larry M. Dillaha, M.D.
Without Cause or Death	$337,250	(1)	$5,837	(3)	$1,482,625	$—		$1,825,712
Involuntary or good reason after CIC	$674,500	(2)	$11,673	(4)	$1,482,625	$—		$2,168,798
Leslie Zacks
Without Cause or Death	$352,500	(1)	$9,554	(3)	$1,561,869	$0	(6)	$1,923,923
Involuntary or good reason after CIC	$705,000	(2)	$19,107	(4)	$1,561,869	$0	(6)	$2,285,976

(1)
Lump sum equal to 12 months of salary and 100% of the bonus received for the preceding fiscal year.

(2)
Lump sum equal to 24 months of salary and 200% of bonus received for the preceding fiscal year.

(3)
12 months maximum continued health insurance coverage.

(4)
24 months maximum continued health insurance coverage.

(5)
Shares of restricted stock and unvested stock options will immediately vest and become exercisable.

(6)
The options are under water (the exercise price exceeds the stock price on December 31, 2007).

 2007 Director Compensation Table

        The information included in the Director Compensation Table below reflects the compensation earned by our directors in 2007.

Executive and Positions(1)	Fees Earned or Paid in Cash(2)	Stock Awards(3)(4)	Option Awards(5)	Non-Equity Incentive Plan Comp.	All Other Compensation	Total
Pierre Lapalme	$79,500	$81,600	$59,634	$—	$—	$220,734
Patrick J. Zenner	$60,000	$81,600	$65,297	$—	$—	$206,897
William J. Robinson	$51,000	$81,600	$77,338	$—	$—	$209,938
Jerry N. Ellis	$66,000	$81,600	$59,634	$—	$—	$207,234
Jon S. Saxe	$33,000	$81,600	$62,723	$—	$—	$177,323
Jerry C. Griffin, M.D.	$50,000	$68,531	$—	$—	$—	$118,531

(1)
Patrick P. Fourteau, an employee-director, received no director compensation.

(2)
In 2007, each Director who was not an employee received the following compensation

Annual retainer	$30,000
In-person attendance fee	$2,000
Telephone attendance fee	$1,000
Board chair fee	$15,000
Audit Committee chair fee	$10,000
Audit Committee financial expert	$10,000
Compensation Committee chair	$7,500
NGC Committee chair	$5,000
M&A Committee chair	$5,000
(3)
At the 2007 annual meeting of stockholders, the directors were each granted 10,000 restricted share units.

(4)
Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with FAS 123(R) and includes amounts from restricted stock and unit awards granted in and prior to 2007. As of December 31, 2007, each Director has the following number of unvested restricted shares and stock units: Pierre Lapalme, 13,125; Patrick J. Zenner, 13,125; William J. Robinson, 13,125; Jerry N. Ellis, 13,125; Jon S. Saxe, 13,125; and Jerry C. Griffin, M.D., 11,875.

(5)
Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with FAS 123(R) and includes amounts from option awards granted prior to 2007. As of December 31, 2007, each Director has the following aggregate number of options outstanding: Pierre Lapalme, 25,500; Patrick J. Zenner, 46,300; William J. Robinson, 20,000; Jerry N. Ellis, 26,750; and Jon S. Saxe, 32,750.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

        There were no transactions since January 1, 2007 through the date of this Information Statement, or any currently proposed transactions, in which Sciele was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest except for the compensation matters described elsewhere in this Information Statement. It is the policy of the Sciele's Board to review any such potential transaction prior to

Sciele's entry therein, and the Sciele Board requires management to bring any such potential transaction to the Sciele Board consideration.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires Sciele's executive officers, directors and 10% stockholders to file reports regarding their initial ownership of Sciele's common stock and changes in ownership with the SEC and the Nasdaq Stock Market. Executive officers, directors and 10% stockholders are required by SEC regulations to furnish Sciele with copies of all Forms 3, 4 and 5 and any amendments thereto filed with the SEC or a written representation that the person is not required to file a Form 5. Based solely on its review of copies of such documents, Sciele believes that with respect to fiscal year 2007, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with.

Annex II

August 29, 2008

The Board of Directors
Sciele Pharma, Inc.
Five Concourse Parkway, Suite 1800
Atlanta, Georgia 30328

Dear Members of the Board:

        We understand that Sciele Pharma, Inc., a Delaware corporation ("Sciele"), is considering a transaction whereby Shionogi & Co., Ltd., a company organized under the laws of Japan ("Shionogi"), will acquire Sciele. Pursuant to the terms of an Agreement and Plan of Merger, draft dated August 28, 2008 (the "Merger Agreement"), among Shionogi, Tall Bridge, Inc., a Delaware corporation and wholly owned subsidiary of Shionogi ("Merger Sub"), and Sciele, (i) Merger Sub will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, par value $0.001 per share, of Sciele ("Sciele Common Stock") at a purchase price of $31.00 per share in cash (the "Consideration"), and (ii) subsequent to the consummation of the Tender Offer, Merger Sub will be merged with and into Sciele (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Sciele Common Stock not previously tendered will be converted into the right to receive the Consideration.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of Sciele Common Stock (other than Shionogi, Merger Sub and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

        UBS Securities LLC ("UBS") has acted as financial advisor to Sciele in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided services to Sciele unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as (i) sole agent in connection with Sciele's repurchase of certain of its equity securities in May 2008, (ii) joint bookrunner in connection with a convertible notes issuance of Sciele in 2007, (iii) financial advisor to Sciele in connection with certain acquisition transactions in 2006 and 2007 and (iv) joint lead arranger, sole bookrunner and administrative agent in connection with a credit facility of Sciele in 2006. UBS currently is a participant in such credit facility for which it received and continues to receive fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Sciele and Shionogi and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

        Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Sciele or Sciele's underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of Sciele as to whether such stockholder should tender shares of Sciele Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Merger Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Merger Agreement will not differ in any material respect from the draft that we have reviewed, (ii) Sciele and Shionogi will comply with all material terms of the Merger Agreement and (iii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Sciele or the Transaction.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Sciele; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Sciele that were not publicly available, including financial forecasts and estimates prepared by the management of Sciele that you have directed us to utilize for purposes of our analyses; (iii) conducted discussions with members of the senior management of Sciele concerning the business and financial prospects of Sciele; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Sciele Common Stock; (vii) reviewed the Merger Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. Although we were not authorized to, and did not, solicit indications of interest in a potential transaction with Sciele from any party, we held discussions at your request with certain prospective acquirors that had approached Sciele regarding a potential transaction with Sciele.

        In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Sciele, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates prepared by the management of Sciele referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Sciele as to the future financial performance of Sciele. We have relied, at your direction, without independent verification or investigation, upon the assessments of the management of Sciele as to the products and technology of Sciele and the risks associated with such products and technology (including, without limitation, the probability of successful testing, development and marketing, and approval by appropriate governmental authorities, of such products and technology). Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Sciele Common Stock (other than Shionogi, Merger Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

        This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,
/s/ UBS SECURITIES LLC
UBS SECURITIES LLC

II-2

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
SHIONOGI AND PURCHASER'S DESIGNEES
CERTAIN INFORMATION CONCERNING SCIELE
EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
Fiscal 2007 Annual Short-Term Incentive Compensation Results
Fiscal Year 2007 Potential Bonus Payments (Expressed as a percentage of salary)
Restricted Share Unit Awarded December 5, 2007 for the 2008 Fiscal Year (by Percentage Granted by Vesting Schedules)
2007 Summary Compensation Table
Grants of Plan-Based Awards
Outstanding Equity Awards at December 31, 2007
Option Exercises and Stock Vested
Non-Qualified Deferred Compensation Plan
Potential Payments Payable Upon a December 31, 2007 Termination Event
2007 Director Compensation Table